Filed Pursuant to Rule 424(b)(5)
Registration No. 333-179798

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 28, 2013

Preliminary Prospectus Supplement

(To prospectus dated February 29, 2012)

$

        % Senior Notes due 2023

The notes will bear interest at         % per year. Interest on the notes is payable on                  and                  of each year, beginning on                 , 2013. The notes will mature on                 , 2023. Interest on the notes will accrue from                 , 2013.

At our option, we may redeem the notes, in whole or in part, before their maturity date on at least 30 but not more than 60 days’ notice on the terms described in this prospectus supplement under the caption “Description of the Notes—Optional Redemption.” We must redeem all of the notes under the circumstances and at the redemption price described in this prospectus supplement under the caption “Description of the Notes—Special Mandatory Redemption.” If a change of control triggering event as described in this prospectus supplement occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at the price described in this prospectus supplement.

The notes will be unsecured and will rank equally with all of our other existing and future unsecured indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement and in other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price		%	$
Underwriting Discount		%	$
Proceeds to Mohawk Industries, Inc.		%	$

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will begin to accrue on                 , 2013 and must be paid by the purchaser if the notes are delivered after                 , 2013.

The notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to investors on or about                 , 2013 through the facilities of The Depositary Trust Company, including its participants, Clearstream Banking S.A. and Euroclear Bank S.A./N.V.

Joint Book-Running Managers

Barclays	BofA Merrill Lynch	J.P. Morgan

SunTrust Robinson Humphrey	Wells Fargo Securities

The date of this prospectus supplement is                 , 2013.

We and the underwriters have not authorized any other person to provide you with information different than what is contained in this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein, and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, any related free writing prospectus prepared by us, or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement, the accompanying prospectus, any free writing prospectus prepared by us or the documents incorporated by reference.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

These offering materials consist of two documents and the information incorporated by reference in these two documents: this prospectus supplement, which describes the terms of the notes that we are currently offering, and the accompanying prospectus, which provides general information about us and our debt securities, some of which may not apply to the notes that we are currently offering. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with, updates or changes the information in the accompanying prospectus or the information incorporated by reference in the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus or the information incorporated by reference in the accompanying prospectus. In addition, the information in this prospectus supplement may add to, update or change the information incorporated by reference in this prospectus supplement and accordingly will supersede that information.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, referred to in “Incorporation of Certain Information by Reference” in this prospectus supplement and the accompanying prospectus.

Some financial information in this prospectus supplement has been rounded and, as a result, the numerical figures shown as totals in the tables in this prospectus supplement may vary slightly from the exact arithmetic aggregation of the figures that precede them.

Unless otherwise specified, all references in this prospectus supplement to:

•	“Mohawk,” the “issuer,” the “Company,” “we,” “us” and “our” are to Mohawk Industries, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires; and

•	“underwriters” are to the firms listed in “Underwriting” in this prospectus supplement.

SPECIAL NOTE REGARDING NON-U.S. GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles in the United States is commonly referred to as U.S. GAAP. A non-U.S. GAAP financial measure is generally defined by the United States Securities and Exchange Commission, or the SEC, as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that could not be so adjusted in the most comparable U.S. GAAP measure. Adjusted Operating Income, Adjusted EBITDA, Free Cash Flow and Net Debt, as presented in this prospectus supplement, are supplemental measures of our performance and financial position that are not required by, or presented in accordance with, U.S. GAAP. They are not measurements of our financial performance or position under U.S. GAAP and should not be considered as alternatives to net income, cash flow or total debt or any other performance or financial position measures derived in accordance with U.S. GAAP.

We define “Adjusted Operating Income” as operating income, excluding operating lease corrections and certain charges relating to business restructurings. We define “Adjusted EBITDA” as operating income, plus other income (expense), net earnings attributable to non-controlling interest, U.S. customs refund, and depreciation and amortization, and further adjusted to exclude unrealized foreign currency losses, operating lease corrections, the establishment of certain reserves relating to our commercial carpet tile business, higher cost inventory flow through and certain charges relating to business restructurings. We define “Free Cash Flow” as net cash provided by operating activities less capital expenditures. We define “Net Debt” as short-term debt and long-term debt less cash and cash equivalents. We caution investors that amounts presented in accordance with our definitions of Adjusted Operating Income, Adjusted EBITDA, Free Cash Flow and Net Debt may not be comparable to similar measures disclosed by other companies (including the Marazzi Group), because not all companies and analysts calculate Adjusted Operating Income, Adjusted EBITDA, Free Cash Flow and Net Debt in the same manner. We present Adjusted Operating Income, Adjusted EBITDA, Free Cash Flow and Net Debt and the ratios derived therefrom because we consider them to be important supplemental measures of our performance and financial position and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. In the “Summary” section of this prospectus supplement, we include a quantitative reconciliation of Adjusted Operating Income, Adjusted EBITDA, Free Cash Flow and Net Debt to the most directly comparable U.S. GAAP measure.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this prospectus supplement, the accompanying prospectus and the other documents incorporated by reference in this prospectus supplement, particularly those anticipating future performance, business prospects, growth and operating strategies, proposed acquisitions, and similar matters, and those that include the words “believes,” “anticipates,” “forecast,” “estimates” or similar expressions constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties. The following important factors could cause future results to differ: changes in economic or industry conditions; competition; inflation in raw material prices and other input costs; energy costs and supply; timing and level of capital expenditures; timing and implementation of price increases for the Company’s products; impairment charges; integration of acquisitions; international operations; introduction of new products; rationalization of operations; tax, product and other claims; litigation; and other risks identified in Mohawk’s SEC reports and public announcements.

We do not have any intention or obligation to update forward-looking statements to reflect new information, future events or risks or the eventual outcome of the facts underlying the forward-looking statements. New information, future events or risks may cause the forward-looking events we discuss in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference not to occur or to occur in a manner different from what we expect.

The risk factors beginning on page S-11 of this prospectus supplement, as well as those discussed in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement, could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access, among other things, the registration statement containing this prospectus supplement (including the exhibits and schedules thereto).

The SEC rules allow us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including the information specifically incorporated by reference into the Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 3, 2012);

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 29, 2012; and

•	Our Current Reports on Form 8-K filed on January 20, 2012, May 11, 2012, November 21, 2012, December 21, 2012 and January 28, 2013.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.mohawkind.com. You can also request those documents from our Corporate Secretary at the following address:

160 South Industrial Boulevard

Calhoun, Georgia 30701

(706) 629-7721

Except as expressly provided above, no other information, including information on our website, is incorporated by reference into this prospectus supplement.

SUMMARY

Mohawk Industries, Inc.

Mohawk Industries, Inc. is a leading producer of floor covering products for residential and commercial applications in the United States and residential applications in Europe. We are the second largest carpet and rug manufacturer and one of the largest manufacturers, marketers and distributors of ceramic tile, natural stone and hardwood flooring in the United States, as well as a leading producer of laminate flooring in the United States and Europe. We have recently expanded our international presence through investments in Australia, China, Mexico and Russia. The Company had annual net sales in 2011 of $5,642.3 million, 76% of which was generated by the residential end market, with the remaining 24% generated by the commercial end market. Approximately 82% of this amount was generated by sales in North America and approximately 18% was generated by sales outside North America. Net sales for the twelve months ended September 29, 2012 were $5,730.6 million. Operating income for the twelve months ended September 29, 2012 was $349.9 million, representing an increase of 4.5% over the twelve months ended October 1, 2011.

We have three reporting segments: the Mohawk segment, the Dal-Tile segment and the Unilin segment. The Mohawk segment designs, manufactures, sources, distributes and markets its floor covering product lines, which include carpets, ceramic tile, laminate, rugs, carpet pad, hardwood and resilient, in a broad range of colors, textures and patterns for residential and commercial applications in both remodeling and new construction. The Mohawk segment positions its products in all price ranges and emphasizes quality, style, performance and service. The Mohawk segment is widely recognized through its premier brand names, which include Mohawk®, Aladdin®, Mohawk ColorCenters®, Mohawk Floorscapes®, Portico®, Mohawk Home®, Bigelow®, Durkan®, Horizon®, Karastan®, Lees®, Merit® and SmartStrand®. The Mohawk segment markets and distributes soft and hard surface products through over 24,000 customers, which include independent floor covering retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users. Some products are also marketed through private labeling programs. The Mohawk segment’s soft surface operations are vertically integrated from the extrusion of resin to the manufacturing and distribution of finished carpets and rugs.

The Dal-Tile segment designs, manufactures, sources, distributes and markets a broad line of ceramic tile, porcelain tile and natural stone products used in the residential and commercial markets for both remodeling and new construction. In addition, Dal-Tile sources, markets and distributes other tile related products. Most of the Dal-Tile segment’s ceramic tile products are marketed under the Dal-Tile® and American Olean® brand names and sold through independent distributors, home center retailers, individual floor covering retailers, ceramic specialists, commercial dealers and commercial end users. The Dal-Tile segment operations are vertically integrated from the production of raw material for body and glaze preparation to the manufacturing and distribution of ceramic and porcelain tile.

The Unilin segment designs, manufactures, sources, licenses, distributes and markets laminate and hardwood flooring used primarily in the residential market for both remodeling and new construction in Europe and the United States. Unilin is one of the leaders in laminate flooring technology, having commercialized direct pressure laminate, a technology used in a majority of laminates today, and has developed the patented UNICLIC® glueless installation system and a variety of other new technologies, such as beveled edges, multiple length planks and new surface and finish features from which the Company generates licensing revenue. Unilin sells its flooring products under the Quick-Step®, Columbia Flooring®, Century Flooring® and Mohawk brands through retailers, independent distributors and home centers. Unilin is one of the largest vertically-integrated laminate flooring manufacturers in the United States producing both laminate flooring and related high density fiberboard. In Europe, Unilin also produces roofing systems, insulation panels and other wood products. The Unilin segment had net sales of $1,344.8 million in 2011, 80% of which was generated by sales outside of the

United States. Of the Unilin segment’s net sales in 2011, 68% was generated by flooring products, with the remaining 32% generated by non-flooring products.

Recent Developments

On December 19, 2012, we entered into a three-year, on-balance sheet, trade accounts receivable securitization facility, pursuant to which a wholly owned, bankruptcy-remote special purpose subsidiary of the Company may borrow up to $300 million.

On December 20, 2012, we entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire Fintiles S.p.A. and its subsidiaries (collectively, the “Marazzi Group”), an Italian-based producer of tile products for residential and commercial applications in Europe, Russia and the United States, pursuant to which we will acquire all of the outstanding shares of the Marazzi Group and retire substantially all outstanding debt of the Marazzi Group for an estimated transaction value of approximately €1,170 million, or $1,504.4 million, subject to certain adjustments set forth in the Share Purchase Agreement and plus transaction expenses. We currently expect that the aggregate cash required to retire substantially all of the Marazzi Group debt and to pay the cash portion of the purchase price and transaction expenses will be approximately $1,199.7 million, which we intend to fund through a combination of the proceeds from the sale of the notes, cash on hand and borrowings under our senior credit facility. The remainder of the purchase price, or approximately $317.2 million, will be paid with shares of the Company’s common stock. We expect to complete the transaction during the first half of 2013 pending customary closing conditions and regulatory approvals.

The acquisition of the Marazzi Group is the next step in our strategy to expand Mohawk’s global business. Ceramic tile remains the world’s most widely utilized flooring product with an estimated worldwide consumption of more than 110 billion square feet and annual growth of 5% to 6%. The Marazzi Group’s design and technological capabilities have positioned them at the forefront of innovation in the global ceramic tile market. The Marazzi Group distributes ceramic tile in more than 100 countries through a strong international sales force, which we believe will increase Mohawk’s worldwide growth. The Marazzi Group’s revenues for the year ended December 31, 2011 were approximately €833 million, or $1,070.5 million.

On January 10, 2013, we purchased Pergo, a leading manufacturer of laminate flooring in the United States and the Nordic countries, with 2011 sales of approximately $320 million. Pergo complements our specialty distribution network with its strong presence in the United States DIY channel, leverages our geographic position in Europe, particularly in the Nordic countries where we have had a limited presence, and enhances our patent portfolio.

Corporate Information

Our principal executive offices are located at 160 South Industrial Boulevard, Calhoun, Georgia 30701, and our telephone number is (706) 629-7721. Our website can be accessed at www.mohawkind.com. The contents of our website are not part of this prospectus supplement or the accompanying prospectus.

Summary Consolidated Historical Financial Data of Mohawk

The summary historical financial data presented below as of and for the years ended December 31, 2009, 2010 and 2011, have been derived from Mohawk’s audited consolidated financial statements incorporated by reference into this prospectus supplement. The summary historical financial data presented below as of or for the nine months ended October 1, 2011 and September 29, 2012 have been derived from Mohawk’s unaudited consolidated financial statements incorporated by reference into this prospectus supplement. We believe that the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. This information is only a summary and should be read in conjunction with the Company’s consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 29, 2012.

	Years ended, or as of, December 31,			Nine months ended, or as of, October 1, 2011	Nine months ended, or as of, September 29, 2012
	2009	2010	2011
	(in millions, except ratios)
Consolidated Statement of Operations:
Net sales:
Mohawk	$2,856.7	2,844.9	2,927.7	2,203.7	2,186.2
Dal-Tile	1,426.8	1,367.4	1,454.3	1,105.8	1,214.7
Unilin	1,128.3	1,188.3	1,344.8	1,018.4	1,020.4
Intersegment sales	(67.8)	(81.5)	(84.5)	(64.0)	(69.0)

Consolidated	$5,344.0	5,319.1	5,642.3	4,264.0	4,352.3

Gross profit	$1,232.2	1,402.6	1,416.9	1,081.5	1,120.7
Operating income	43.7	314.2	315.5	249.2	283.6
Net earnings (loss) attributable to Mohawk Industries, Inc.	(5.5)	185.5	173.9	131.0	183.9
Balance Sheet Data:
Long-term debt (including current portion)	$1,854.5	1,653.6	1,586.4	1,611.3	1,524.9
Total stockholders’ equity	3,200.8	3,271.6	3,415.8	3,418.7	3,594.9
Cash Flows Data:
Net cash provided by operating activities	$672.2	319.7	301.0	138.2	298.5
Net cash used in investing activities	(114.8)	(231.5)	(299.7)	(206.4)	(142.0)
Net cash used in financing activities	(125.8)	(255.2)	(33.1)	(8.0)	(87.7)
Effect of exchange rate changes on cash and cash equivalents	6.4	(10.3)	(10.5)	(1.9)	–

Net change in cash and cash equivalents	$437.9	(177.2)	(42.3)	(78.1)	68.9

Other Financial Information:
Adjusted EBITDA(1)	$604.9	631.3	633.3	479.5	512.9
Adjusted Operating Income:(2)
Mohawk		133.3	135.9	94.7	116.7
Dal-Tile		98.5	104.6	82.9	99.9
Unilin		115.9	127.1	105.5	98.6
Net Debt(3)		1,299.4	1,274.5	1,335.1	1,144.1
Free Cash Flow(4)		163.5	25.4	(44.1)	163.5
Ratio of earnings to fixed charges		2.1x	2.4x	2.4x	3.6x

(1) The Company had Adjusted EBITDA of $666.6 million for the twelve months ended September 29, 2012, compared to Adjusted EBITDA of $641.8 million for the twelve months ended October 1, 2011. The following table sets forth a reconciliation of operating income to Adjusted EBITDA. Adjusted EBITDA is defined as operating income, plus other income (expense), net earnings attributable to non-controlling interest, U.S. customs refund, and depreciation and amortization, and further adjusted to exclude unrealized foreign currency losses, operating lease corrections, the establishment of certain reserves relating to our commercial carpet tile business, higher cost inventory flow through and charges relating to certain business restructurings. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Adjusted EBITDA has several limitations. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income or any other performance measure derived in accordance with U.S. GAAP.

	Years ended December 31,			Twelve months ended October 1, 2011	Twelve months ended September 29, 2012	Nine months ended October 1, 2011	Nine months ended September 29, 2012
	2009	2010	2011
	(in millions)
Consolidated
Operating income	$43.7	314.2	315.5	334.9	349.9	249.2	283.6

Add:
Other (expense) income	5.6	3.9	(14.1)	(12.8)	0.8	(13.8)	1.1
Net earnings attributable to non-controlling interest	(4.5)	(4.5)	(4.3)	(5.0)	(1.6)	(3.3)	(0.6)
U.S. customs refund	–	7.7	–	2.0	–	–	–
Depreciation and amortization	303.0	296.8	297.7	297.3	291.3	222.8	216.4
Unrealized foreign currency losses(a)	–	–	9.1	9.1	–	9.1	–
Operating lease correction(b)	–	–	6.0	–	6.0	–	–
Commercial carpet tile reserve	133.5	–	–	–	–	–	–
Higher cost inventory flow through	61.8	–	–	–	–	–	–
Business restructurings	61.7	13.2	23.2	15.6	20.2	15.5	12.5

Adjusted EBITDA	$604.9	631.3	633.3	641.0	666.6	479.5	512.9

(a) Unrealized foreign currency losses for certain of the Company’s consolidated foreign subsidiaries that measure their financial condition and results using the U.S. dollar rather than the local currency.

(b) Correction of an immaterial error related to accounting for operating leases.

(2) The tables below set forth a reconciliation of operating income to Adjusted Operating Income for each of our reporting segments. Adjusted Operating Income is defined as operating income, excluding operating lease corrections and certain charges relating to business restructurings. We present Adjusted Operating Income because we consider it to be an important supplemental measure of our performance by excluding certain matters that are not related to the performance of our core business. We caution investors that amounts presented in accordance with our definition of Adjusted Operating Income may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted

Operating Income in the same manner. Adjusted Operating Income is not defined under U.S. GAAP and is not a measure of operating income or performance derived in accordance with U.S. GAAP.

	Years ended December 31,		Nine months ended October 1, 2011	Nine months ended September 29, 2012
	2010	2011
	(in millions)
Mohawk Adjusted Operating Income
Operating income	$122.9	109.9	79.2	106.2

Add:
Business restructurings	10.3	23.2	15.5	10.5
Operating lease correction(a)	–	2.8	–	–

Adjusted Operating Income	$133.3	135.9	94.7	116.7

Dal-Tile Adjusted Operating Income
Operating income	$97.3	101.3	82.9	99.9

Add:
Business restructurings	1.2	–	–	–
Operating lease correction(a)	–	3.3	–	–

Adjusted Operating Income	$98.5	104.6	82.9	99.9

Unilin Adjusted Operating Income
Operating income	$114.3	127.1	105.5	96.6

Add:
Business restructurings	1.6	–	–	2.0
Operating lease correction(a)	–	–	–	–

Adjusted Operating Income	$115.9	127.1	105.5	98.6

Notes:

(a) Correction of an immaterial error related to accounting for operating leases.

(3) The table below sets forth a reconciliation of long-term debt and short-term debt to Net Debt. Net Debt is defined as long-term debt and short-term debt less cash and cash equivalents. The Company’s management believes that the presentation of Net Debt provides useful information to investors because this measure is an important measure that management uses in assessing the Company’s financial position. Net Debt is a financial measure not calculated in accordance with U.S. GAAP. Net Debt should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our Net Debt may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

	December 31,		October 1, 2011	September 29, 2012
	2010	2011
	(in millions)
Long-term debt (including current portion of long-term debt)	$1,653.6	1,586.4	1,611.3	1,524.9

Less:
Cash and cash equivalents	354.2	311.9	276.2	380.8

Net Debt	$1,299.4	1,274.5	1,335.1	1,144.1

(4) The table below sets forth a reconciliation of net cash provided by operating activities to Free Cash Flow. Free Cash Flow represents net cash provided by operating activities less capital expenditures. We believe Free Cash Flow is a useful adjunct to cash flow provided by operating activities and other measurements under U.S. GAAP, since Free Cash Flow is a meaningful measure of our ability to fund acquisition and development activities and meet our debt service requirements. Free Cash Flow is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flows from operating, investing or financing activities, as an indicator of cash flows or as a measure of liquidity.

	Years ended December 31,		Nine months ended October 1, 2011	Nine months ended September 29, 2012
	2010	2011
	(in millions)
Net cash provided by operating activities	$319.7	301.0	138.2	298.5

Less:
Capital expenditures	156.2	275.6	182.3	135.0

Free Cash Flow	$163.5	25.4	(44.1)	163.5

Summary Consolidated Historical Financial Data of the Marazzi Group

The summary historical financial data of the Marazzi Group presented below as of and for the year ended December 31, 2011 have been derived from the Marazzi Group’s audited consolidated financial statements incorporated by reference into this prospectus supplement, and as of and for the nine months ended September 30, 2011 and 2012, have been derived from the unaudited historical consolidated financial statements of the Marazzi Group, presented in accordance with International Financial Reporting Standards (“IFRS”), incorporated by reference into this prospectus supplement.

	As of and for the year ended December 31, 2011	For the nine months ended September 30, 2011	As of and for the nine months ended September 30, 2012
	(in millions)
Consolidated statement of operations:
Revenues	€832.5	628.1	649.9
Gross profit	298.6	228.7	241.6
Earnings before financial income (charges) and taxes	57.3	53.7	58.2
Group profit (loss)	(3.4)	3.1	7.2
Balance sheet data:
Long-term loans (including current portion)(1)	€621.6		624.1
Total Group shareholders’ equity	167.6		179.3
Cash flows data:
Net cash flow from operations	€26.5	24.8	26.9
Net cash flow from investing activities	(60.0)	(44.0)	(53.0)
Net cash flow from financing activities	34.2	18.0	(1.2)
Effect of currency movements on net available funds	(0.5)	(2.0)	1.5

Increase (decrease) in net liquidity	€0.2	(3.2)	(25.9)

Other financial data:
Adjusted EBITDA(2)	€129.0	97.3	105.0

Notes:

(1) Excludes securitized trade receivables of €68.8 million, €67.9 million and €66.9 million for the periods ended December 31, 2011, September 30, 2011 and September 30, 2012.

(2) The following table sets forth a reconciliation of earnings before financial income (charges) and taxes to Adjusted EBITDA for the Marazzi Group.

	Year ended December 31, 2011	Nine months ended September 30, 2011	Nine months ended September 30, 2012
	(in millions)
Earnings before financial income (charges) and taxes	€57.3	53.7	58.2
Add:
Restructuring charges and asset write-downs	14.2	4.7	2.8
Currency gains	1.6	(2.4)	1.4
Share of expenses from equity investments	(0.3)	0.1	(3.7)
Non-controlling interest income	(1.8)	(1.9)	(0.8)
Depreciation and amortization	58.0	43.1	47.1

Adjusted EBITDA	€129.0	97.3	105.0

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

The following table sets forth our summary pro forma statement of operations data for the year ended December 31, 2011 and the nine months ended September 29, 2012, after giving effect to the acquisition of Fintiles S.p.A., or the Marazzi Group, as if it had occurred on January 1, 2011. The following table also sets forth our summary pro forma balance sheet data as of September 29, 2012, after giving effect to the acquisition of the Marazzi Group as if it had occurred on September 29, 2012.

This summary financial data was derived from the audited historical Consolidated Statement of Income of Fintiles S.p.A. for the year ended December 31, 2011 and from the unaudited historical Consolidated Statement of Income for the nine months ended September 30, 2012, which were prepared by management of Fintiles S.p.A., and adjustments to conform Fintiles S.p.A.’s consolidated financial statements, presented in accordance with IFRS, with U.S. GAAP, combined with our Consolidated Statement of Income for the year ended December 31, 2011 and for the nine months ended September 29, 2012, with acquisition-related adjustments reflected in the period presented.

The following table should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page S-16 of this prospectus supplement, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Mohawk’s and the Marazzi Group’s respective historical consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement.

	For the year ended December 31, 2011			As of or for the nine months ended September 29, 2012
	Mohawk ($)	Fintiles S.p.A. (U.S. GAAP) ($)	Mohawk & Fintiles S.p.A. Pro Forma Combined ($)	Mohawk ($)	Fintiles S.p.A.(1) (U.S. GAAP) ($)	Mohawk & Fintiles S.p.A. Pro Forma Combined ($)
Statement of operations data:
Net sales	5,642.3	1,070.5	6,712.7	4,352.3	835.7	5,188.0
Cost of sales	4,225.4	681.8	4,948.1	3,231.6	520.3	3,759.5

Gross profit	1,416.9	388.7	1,764.6	1,120.7	315.4	1,428.5
Selling, general and administrative expenses	1,101.3	308.0	1,418.4	837.1	249.5	1,093.6
Restructuring charges and asset write-downs(2)	–	18.3	18.3	–	3.5	3.5

Operating income	315.5	62.4	327.9	283.6	62.4	331.4
Interest expense	101.6	53.6	133.5	59.3	37.9	83.2
Other expense (income)	14.1	(15.2)	(3.6)	(1.1)	(8.0)	(11.1)

Earnings before income taxes	199.9	24.0	198.0	225.4	32.5	259.3
Income tax expense	21.6	32.1	43.5	40.9	29.5	68.9

Net earnings (loss)	178.2	(8.1)	154.5	184.5	3.0	190.4
Less: Net earnings attributable to noncontrolling interest	4.3	2.3	6.6	0.6	1.1	1.7

Net earnings (loss) attributable to Mohawk Industries, Inc.	173.9	(10.4)	147.9	183.9	1.9	188.7

Balance sheet data:
Total assets				6,302.6	1,333.6	8,118.7
Long-term debt (including current portion)				1,524.9	824.4	2,426.5
Total stockholders’ equity				3,594.9	76.2	3,899.6

Notes:

(1)	As of or for the period ended September 30, 2011.

(2)	Mohawk restructuring charges were $23.2 million and $12.5 million for the year ended December 31, 2011 and the nine months ended September 29, 2012, respectively.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Mohawk Industries, Inc.

Notes Offered	$ initial aggregate principal amount of % senior notes due 2023 (referred to as the notes).

Interest Rate	The notes will bear interest at the rate of % per year.

Maturity Date	The notes will mature on , 2023.

Interest Payment Dates	and of each year, commencing on , 2013.

Optional Redemption	Prior to , 2022 (90 days prior to the scheduled maturity of the notes), we may redeem the notes, in whole or in part, at any time and from time to time at the “make whole” redemption price described in “Description of the Notes—Optional Redemption” in this prospectus supplement, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

Commencing on , 2022 (90 days prior to the scheduled maturity of the notes), we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date. See “Description of the Notes—Optional Redemption” in this prospectus supplement.

Change of Control	Upon a “Change of Control Triggering Event,” holders of the notes will have the right to require us to repurchase all or a portion of their notes at the purchase price described in “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event” in this prospectus supplement.

Special Mandatory Redemption	In the event that we do not complete our acquisition of the Marazzi Group on or prior to January 25, 2014 or if, prior to that date, the Share Purchase Agreement with respect to the acquisition is terminated, we will be required to redeem all of the notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon to, but not including, the special mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Ranking	The notes will be our general unsecured obligations and will rank:

•	equal in right of payment to all of our existing and future

unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

•	senior in right of payment to any of our future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

•

to the extent we incur secured indebtedness in the future, effectively subordinated to all of our secured indebtedness and other secured obligations to the extent of the value of the assets securing such indebtedness and other obligations; and

•	structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.

As of September 29, 2012, after giving effect to this offering and the use of proceeds therefrom, we had consolidated total indebtedness of approximately $2,426.5 million. This includes borrowings of $874.4 million under our senior credit facility, which is currently unsecured. As of September 29, 2012, all of our indebtedness was unsecured. See “Risk Factors—The Notes are Unsecured Obligations” in this prospectus supplement.

Covenants	The indenture and the supplemental indenture governing the notes will contain covenants that, subject to exceptions and qualifications, limit our ability and the ability of our subsidiaries to create liens, enter into sale and leaseback transactions and limit our ability to consolidate, merge or transfer all or substantially all of our assets.

Use of Proceeds	We intend to use the net proceeds of this offering, along with cash on hand and borrowings under our senior credit facility, to retire substantially all of the Marazzi Group’s outstanding debt and to pay the cash portion of the purchase price and transaction expenses incurred in connection with our acquisition of the Marazzi Group. See “Use of Proceeds” in this prospectus supplement. This offering is not conditioned upon the completion of our acquisition of the Marazzi Group.

Additional Issuances	We may “re-open” the notes and issue an unlimited principal amount of additional notes in the future. See “Description of the Notes—General” in this prospectus supplement.

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before making a decision to invest in the notes, you should carefully consider the following:

•	the risk factors described below and those contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus; and

•	the other information included in this prospectus supplement, the accompanying prospectus and incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Notes Will Be Effectively Subordinated to All Liabilities of Our Subsidiaries.

Because we operate as a holding company, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. Our subsidiaries are the operating entities which generate revenues. As a result, we will be dependent upon dividends, administrative expense reimbursements, and intercompany transfers of funds from our subsidiaries to meet our payment obligations on the notes. In addition, in the event of our bankruptcy, liquidation or any similar proceeding, holders of notes will be entitled to payment only after the holders of any indebtedness and other liabilities of our subsidiaries have been paid or provided for by these subsidiaries.

We Have Financial and Operating Restrictions in Our Debt Instruments That May Have an Adverse Effect on Our Operations.

Agreements governing our existing indebtedness contain covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to enter into sale and leaseback transactions, to make certain payments and investments, including dividend payments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. Our senior credit facility also requires us to meet certain financial ratios and tests. As of September 29, 2012, after taking into account these ratios and tests (and prior to borrowings by our subsidiary under its securitization facility and the issuance of notes offered hereby), we had the ability to incur additional indebtedness of up to approximately $1,201.7 million under such ratios, including $376.0 million of borrowing capacity under our senior credit facility. Agreements we enter into in the future governing indebtedness could also contain significant financial and operating restrictions.

A failure to comply with the obligations contained in our current or future credit facilities or indentures could result in an event of default or an acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We cannot be certain that we would have, or be able to obtain, sufficient funds to make these accelerated payments.

The Notes Are Unsecured Obligations

The notes will not be secured by any of our assets and are effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. Accordingly, in the event of our bankruptcy, liquidation or any similar proceeding, holders of the notes will be entitled to payment only after the holders of any of our secured indebtedness have been paid, to the extent of the value of the assets securing that indebtedness. Although, as of September 29, 2012, we did not have any secured indebtedness outstanding, our senior credit facility requires us to reinstate the security interests in certain of our assets in the event that Standard & Poor’s Financial Services, LLC and Moody’s Investor’s Service, Inc. make certain adverse changes to our credit ratings. As of September 29, 2012, we had $670.2 million of outstanding borrowings, including letters of credit of $97.4 million, under our senior credit facility with $376.0 million of additional borrowings available under our senior credit facility. If we are required to reinstate the security interests under our senior credit facility, the notes will be effectively subordinated to borrowings under our senior credit facility to the extent of the value of the assets securing the obligations outstanding under the senior credit facility. In addition, the indentures governing our existing notes and the notes being offered hereby do not prohibit us from incurring additional indebtedness, including secured indebtedness.

On December 19, 2012, we entered into a three-year, on-balance sheet, trade accounts receivable securitization facility, pursuant to which a wholly owned, bankruptcy-remote special purpose subsidiary of the Company may borrow up to $300 million. Borrowings under the securitization facility are secured by accounts receivable purchased by such special purpose subsidiary, and as such are structurally senior to the notes.

We May Not Have the Ability to Raise the Funds Necessary to Finance the Offer to Repurchase the Notes Upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the notes, we will be required to offer to repurchase all outstanding notes at the purchase price. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event” in this prospectus supplement. We cannot assure you that we will have sufficient funds available to make any required repurchases of the notes upon a Change of Control Triggering Event. In addition, the Change of Control that triggers the Change of Control Triggering Event may also result in a default under our senior credit facility. Any failure to purchase tendered notes would constitute a default under the indenture governing the notes. A default could result in the declaration of the principal and interest on all the notes and our other indebtedness to be due and payable. The terms “Change of Control” and “Change of Control Triggering Event” are defined under “Description of the Notes.”

If the Acquisition of the Marazzi Group Does Not Close Prior to January 25, 2014, or the Share Purchase Agreement Terminates, We Will be Obligated to Redeem the Notes. In the Event of a Special Mandatory Redemption, Holders of the Notes May Not Obtain Their Expected Return on Such Notes.

The acquisition of the Marazzi Group is subject to certain conditions and, accordingly, there can be no assurance that the transaction will close. If the acquisition of the Marazzi Group does not close prior to January 25, 2014, or the Share Purchase Agreement terminates, we will be obligated to redeem the notes. If we redeem the notes pursuant to the special mandatory redemption provisions, you will not obtain your expected return on the notes and may not be able to reinvest the proceeds from such special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. You will have no rights under the special mandatory redemption provisions if the acquisition of the Marazzi Group closes, nor will you have any right to require us to repurchase your notes if, between the closing of this offering and the completion of the acquisition of the Marazzi Group, we experience any changes (including any material adverse changes) in our business or financial condition, or if the terms of the Share Purchase Agreement change, including in material respects.

A Liquid Trading Market for the Notes May Not Develop.

There has not been an established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through any automated dealer quotation system. Although the underwriters have informed us that they currently intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	For the nine months ended September 29, 2012	For the years ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	3.6x	2.4x	2.1x	*	**	4.1x

(1) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

* Due to warranty claims related to the performance of certain commercial carpet tile, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $76.8 million to achieve a coverage ratio of 1:1.

**Due to a loss from impairment of goodwill and intangible assets in 2008, the ratio coverage was less than 1:1. The Company would need to generate additional earnings before income taxes of $1,273.8 million to achieve a coverage ratio of 1:1.

CAPITALIZATION

The following table sets forth the historical unaudited cash and cash equivalents and capitalization of Mohawk as of September 29, 2012:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of the notes and the use of the estimated net proceeds thereof, along with the use of cash on hand and borrowings under our senior credit facility, to complete our acquisition of the Marazzi Group as described under “Summary—Recent Developments.”

	September 29, 2012
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$380.8	$

Long-Term Debt:
Senior credit facility(2)	$572.9	$
6.125% senior notes due 2016	900.0
% senior notes due 2023 offered hereby	—
Other long-term liabilities(3)	52.1

	1,524.9
Total stockholders’ equity	3,594.9

Total capitalization	$5,119.8	$

(1)	The As Adjusted column is not adjusted for our investment in Pergo, or other acquisitions, investments and events that occurred subsequent to September 29, 2012.

(2)	As of September 29, 2012, $97.4 million of standby letters of credit were issued and $376.0 million of additional borrowings were available under our senior credit facility.

(3)	Other long-term liabilities includes industrial revenue bonds, capital leases and other liabilities. On December 19, 2012, we entered into a securitization facility, pursuant to which a subsidiary of the Company may borrow up to $300 million. As of December 31, 2012, that subsidiary had drawn $280.0 million under the securitization facility and used the amounts drawn to repay outstanding borrowings under the revolving portion of our senior credit facility.

USE OF PROCEEDS

We intend to use the net proceeds of this offering, along with cash on hand and borrowings under the revolving portion of our senior credit facility, to retire substantially all of the Marazzi Group’s outstanding debt and to pay the cash portion of the purchase price and transaction expenses incurred in connection with our acquisition of the Marazzi Group. See “Summary—Recent Developments” in this prospectus supplement. We currently expect that the aggregate cash required, including the net proceeds from this offering, to retire substantially all of the Marazzi Group’s outstanding debt and to pay the cash portion of the purchase price and transaction expenses will be approximately $1,199.7 million.

This offering is not conditioned upon the completion of our acquisition of the Marazzi Group, and there can be no assurance that we will consummate such acquisition. In the event that our acquisition of the Marazzi Group is not consummated on or before January 25, 2014 or the Share Purchase Agreement is terminated any time on or before such date, we intend to use the net proceeds of this offering and the additional borrowings and available cash described above to fund the special mandatory redemption of all of the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Pending use of the net offering proceeds as described above, we intend to invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of the pending acquisition (the “Acquisition”) by Mohawk of the entire issued share capital of Fintiles, S.p.A., an Italian corporation (together with its subsidiaries, the “Marazzi Group,” and together with Mohawk, referred to as the “Combined Entity”), which was announced on December 20, 2012 and the assumed aggregate issuance, by Mohawk of $600.0 million of senior notes (the “Notes”) and the related financing transactions on Mohawk’s historical financial position and Mohawk’s results of operations. The terms of the Acquisition are described in “–Note 1: Description of Acquisition” and the financing transactions are described in “–Note 6: Proposed Financing Transactions.”

The following unaudited pro forma condensed consolidated balance sheet as of September 29, 2012 and unaudited pro forma condensed consolidated statement of operations for the nine months ended September 29, 2012, are based upon and derived from and should be read in conjunction with the historical unaudited consolidated financial statements of Mohawk and historical unaudited consolidated financial information of the Marazzi Group (as of and for the period ended September 30, 2012) prepared in accordance with IFRS, which was adjusted to reflect the Marazzi Group’s consolidated financial statements on a U.S. GAAP basis. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 is based upon and derived from and should be read in conjunction with the historical audited consolidated financial statements of Mohawk and the historical audited IFRS consolidated financial statements of Marazzi Group for the year ended December 31, 2011, which were adjusted to reflect the Marazzi Group’s consolidated financial statements on a U.S. GAAP basis. The IFRS to U.S. GAAP adjustments are unaudited. The Acquisition will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”). The unaudited pro forma condensed consolidated financial statements set forth below give effect to the acquisition of the Marazzi Group for consideration of €1,170 million ($1,504.4 million), subject to certain adjustments, including cash consideration of $317 million, equity of $317 million and assumed debt of $910 million; and the assumed issuance of $600.0 million aggregate principal amount of the notes to be offered hereby.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011 and the nine months ended September 29, 2012 assume the Acquisition was completed on January 1, 2011. The unaudited pro forma condensed consolidated balance sheet as of September 29, 2012 assumes the Acquisition was completed on September 29, 2012. The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma condensed consolidated financial information that Mohawk’s management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been prepared by Mohawk’s management in accordance with the regulations of the SEC and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the Combined Entity will experience after the Acquisition. In addition, the accompanying unaudited pro forma condensed consolidated statements of operations do not include any expected cost savings or restructuring actions which may be achievable subsequent to the Acquisition or the impact of any non-recurring activity and one-time transaction related costs. Certain financial information of the Marazzi Group as presented in its consolidated financial statements has been reclassified to conform to the historical presentation in Mohawk’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed consolidated financial information.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Mohawk contained in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed by Mohawk with the SEC and the historical consolidated financial statements and related notes of the Marazzi Group filed as Exhibit 99.1 and Exhibit 99.2 to Mohawk’s Current Report on Form 8-K filed on January 28, 2013 and incorporated by reference in this prospectus supplement.

Mohawk Industries, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 29, 2012

(in thousands)

	Historical		Fintiles S.p.A U.S. GAAP adjustments (Note 4) (€)
ASSETS	Mohawk Industries ($)	Fintiles S.p.A (1) (IFRS) (€)			Fintiles S.p.A U.S. GAAP (€)	Fintiles S.p.A U.S. GAAP ($)	Pro Forma Adjustments (Note 7) ($)		Pro Forma Combined ($)
Current assets:
Cash and cash equivalents	380,842	40,723	-		40,723	52,362	(317,187)	(b)	82,743
							896,700	(c)
							(910,454)	(d)
							(17,179)	(h)
							10,158	(l)
							(12,500)	(k)
Receivables, net	817,214	168,881	-		168,881	217,147	86,020	(g)	1,120,381
Inventories	1,139,403	296,624	-		296,624	381,399	30,512	(e)	1,551,314
Prepaid expenses	128,497	-	-		-	-	-		128,497
Deferred income taxes	112,995	-	13,543	(c)	13,543	17,414	-		130,409
Other current assets	17,778	48,596	(1,600)	(d)	46,996	60,427	(10,158)	(l)	68,047

Total current assets	2,596,729	554,824	11,943		566,767	728,749	(244,087)		3,081,391
Property, plant and equipment, net	1,657,226	532,319	(130,475)	(a)	405,332	521,176	284,121	(e)	2,462,523
			3,488	(d)
Goodwill	1,371,494	3,497	-		3,497	4,496	(4,496)	(a)	1,540,564
							169,070	(j)
Trade names	448,425	-	-		-	-	257,160	(f)	705,585
Other intangible assets, net	105,832	30,674	(6,278)	(b)	23,833	30,644	20,788	(f)	157,264
			(563)	(d)
Investment property	-	4,763	(4,763)	(d)	-	-	-		-
Non-current financial assets	-	1,277	-		1,277	1,642	(1,642)	(l)	-
Equity method investments	-	14,107	-		14,107	18,139	-		18,139
Other investments	-	1,741	-		1,741	2,239	(2,239)	(l)	-
Deferred tax assets	-	49,555	-		49,555	63,718	(63,718)	(l)	-
Other non-current assets	-	3,338	-		3,338	4,292	(4,292)	(l)	-
Assets held for sale	-	14,359	-		14,359	18,465	(18,465)	(l)	-
Deferred income taxes and other non-current assets	122,906	-	(46,622)	(c)	(46,622)	(59,947)	4,900	(c)	153,215
							90,356	(l)
							(5,000)	(i)

Total assets	6,302,612	1,210,454	(173,270)		1,037,184	1,333,613	482,456		8,118,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	57,673	57,727	-		57,727	74,225	(160,245)	(d)	57,673
							86,020	(g)
Accounts payable and accrued expenses	761,186	253,444	-		253,444	325,878	-		1,087,064

Total current liabilities	818,859	311,171	-		311,171	400,103	(74,225)		1,144,737
Deferred income taxes	329,190	71,611	(76,519)	(c)	(4,908)	(6,311)	176,800	(m)	499,679
Long-term debt, less current portion	1,467,269	583,457	-		583,457	750,209	(750,209)	(d)	2,368,869
							901,600	(c)
Other long-term liabilities	92,359	59,533	23,248	(c)	82,781	106,440	1,461	(l)	200,259
Liabilities related to assets held for sale	-	1,135	-		1,135	1,461	(1,461)	(l)	-

Total liabilities	2,707,677	1,026,907	(53,271)		973,636	1,251,902	253,966		4,213,545
Total stockholders’ equity	3,594,935	179,259	(94,167)	(a)	59,260	76,197	(76,197)	(a)	3,899,622
			(4,532)	(b)			317,187	(b)
			(18,831)	(c)			(12,500)	(k)
			(2,469)	(d)
Noncontrolling interest	-	4,288	-		4,288	5,514	-		5,514

Total liabilities and stockholders’ equity	6,302,612	1,210,454	(173,270)		1,037,184	1,333,613	482,456		8,118,681

(1)	The historical balance sheet of Fintiles S.p.A is as of September 30, 2012.

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

Mohawk Industries, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 29, 2012

(in thousands, except per share amounts)

	Historical		Fintiles S.p.A U.S. GAAP adjustments (Note 4) (€)
	Mohawk Industries ($)	Fintiles S.p.A (1) (IFRS) (€)			Fintiles S.p.A U.S. GAAP (€)	Fintiles S.p.A U.S. GAAP ($)	Pro Forma Adjustments (Note 7) ($)		Pro Forma Combined ($)
Net sales	4,352,321	649,933	-		649,933	835,684	-		5,188,005
Cost of sales	3,231,594	408,322	(781)	(a)	404,633	520,277	7,585	(e)	3,759,456
			(2,940)	(b)
			32	(d)

Gross profit	1,120,727	241,611	3,689		245,300	315,407	(7,585)		1,428,549
Selling, general and administrative expenses	837,079	190,703	1,763	(b)	194,064	249,527	1,435	(e)	1,093,610
			1,598	(c)			1,912	(f)
							1,670	(h)
							1,987	(l)
Restructuring charges and asset write-downs(2)	-	2,757	-		2,757	3,545	-		3,545

Operating income	283,648	48,151	328		48,479	62,334	(14,589)		331,393
Interest expense	59,311	29,456	-		29,456	37,875	(37,875)	(d)	83,238
							23,927	(c)
Other expense (income)	(1,063)	(7,853)	1,600	(d)	(6,253)	(8,040)	(1,987)	(l)	(11,090)

Earnings before income taxes	225,400	26,548	(1,272)		25,276	32,500	1,346		259,245
Income tax expense	40,896	18,524	4,396	(c)	22,920	29,471	(1,520)	(m)	68,846

Net earnings	184,504	8,024	(5,668)		2,356	3,029	2,866		190,399
Less: Net earnings attributable to noncontrolling interest	635	832	-		832	1,070	-		1,705

Net earnings attributable to Mohawk Industries, Inc.	183,869	7,192	(5,668)		1,524	1,960	2,866		188,695

Basic earnings per share attributable to Mohawk Industries, Inc.	2.67								2.61

Weighted-average common shares outstanding	68,952						3,369		72,321

Diluted earnings per share attributable to Mohawk Industries, Inc.	2.66								2.60

Weighted-average common and dilutive potential common shares outstanding	69,247						3,369		72,616

(1)	The historical statement of operations of Fintiles S.p.A is for the nine months ended September 30, 2012.
(2)	Mohawk restructuring charges were $12.5 million of which $9.6 million and $2.8 million were included in cost of sales and selling, general administrative expenses, respectively.

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

Mohawk Industries, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2011

(in thousands, except per share amounts)

	Historical		Fintiles S.p.A U.S. GAAP adjustments (Note 4) (€)
	Mohawk Industries ($)	Fintiles S.p.A (IFRS) (€)			Fintiles S.p.A U.S. GAAP (€)	Fintiles S.p.A U.S. GAAP ($)	Pro Forma Adjustments (Note 7) ($)		Pro Forma Combined ($)
Net sales	5,642,258	832,547	—		832,547	1,070,489	-		6,712,747
Cost of sales	4,225,379	533,994	(1,378	) (a)	530,249	681,794	40,963	(e)	4,948,136
			(2,467	) (b)
			100	(d)

Gross profit	1,416,879	298,553	3,745		302,298	388,695	(40,963)		1,764,611
Selling, general and administrative expenses	1,101,337	237,480	1,909	(b)	239,526	307,983	1,913	(e)	1,418,406
			137	(d)			2,549	(f)
							2,227	(h)
							2,397	(l)
Restructuring charges and asset write-downs(1)	-	14,203	-		14,203	18,262	-		18,262

Operating income	315,542	46,870	1,699		48,569	62,450	(50,049)		327,943
Interest expense	101,617	41,678	-		41,678	53,590	(53,590	) (d)	133,518
							31,901	(c)
Other expense (income)	14,051	(11,837)	-		(11,837)	(15,220)	(2,397	) (l)	(3,566)

Earnings before income taxes	199,874	17,029	1,699		18,728	24,080	(25,963)		197,991
Income tax expense	21,649	18,629	6,398	(c)	25,027	32,180	(10,310	) (m)	43,518

Net earnings (loss)	178,225	(1,600)	(4,699)		(6,299)	(8,099)	(15,653)		154,473
Less: Net earnings attributable to noncontrolling interest	4,303	1,765	-		1,765	2,269	-		6,572

Net earnings (loss) attributable to Mohawk Industries, Inc.	173,922	(3,365)	(4,699)		(8,064)	(10,369)	(15,653)		147,900

Basic earnings per share attributable to Mohawk Industries, Inc.	2.53								2.05

Weighted-average common shares outstanding	68,736						3,369		72,105

Diluted earnings per share attributable to Mohawk Industries, Inc.	2.52								2.04

Weighted-average common and dilutive potential common shares outstanding	68,964						3,369		72,333

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

(1)	Mohawk restructuring charges were $23.2 million of which $17.5 million and $5.7 million were included in cost of sales and selling, general administrative expenses, respectively.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Acquisition

On December 20, 2012, Mohawk and its subsidiary, Mohawk International Holdings (DE) Corporation (“Purchaser”), entered into a share purchase agreement (the “Share Purchase Agreement”) with LuxELIT S.á r.l., a Luxembourg limited liability company and Finceramica S.p.A., an Italian corporation (collectively, the “Sellers”).

At the closing of the Acquisition, Purchaser (or another subsidiary of Mohawk) will acquire the Marazzi Group from the Sellers in exchange for estimated consideration of €1,170 million ($1,504.4 million). The purchase price is subject to adjustment at the closing of the transaction based on the amounts of indebtedness, certain pension liabilities and cash, in each case as of December 31, 2012, as well as the value of certain non-operational real estate owned by the Marazzi Group and other assets, management retention and incentive payments, transaction expenses of the Marazzi Group and certain other deductions to determine at the equity value.

The resulting equity value will be paid to the Sellers 50% in cash and 50% in Mohawk common stock (the “Shares”), but subject to a cap of 19.99% of Mohawk’s pre-closing outstanding common stock. If the cap takes effect, Mohawk will make up any shortfall in cash to the Sellers at closing. The Shares will be valued at the average closing price for Mohawk common stock over a 30-day trading period ending the fourth day prior to closing.

Pursuant to the Share Purchase Agreement, Mohawk estimates Purchaser (or another subsidiary of Mohawk) will acquire (i) the entire issued share capital of the Marazzi Group and (ii) certain indebtedness of the Marazzi Group, in exchange for the following consideration (estimated):

•	A cash payment of €247 million ($317.2 million) payable at closing;

•	3,368,591 newly issued Shares for a value of €247 million ($317.2 million); and

•	Assumption of the obligation to repay at closing up to €708 million ($910.5 million) of indebtedness of the Marazzi Group.

Mohawk intends to fund the cash portion of the Acquisition through a combination of the sale of the notes, cash on hand and borrowings under Mohawk’s senior credit facility.

2. Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Mohawk and the Marazzi Group. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (“ASC 820”). The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, are expected to have a continuing impact on the consolidated results of the Company.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, requires disclosures about fair-value measurements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. As a result of the requirements of ASC 820, Mohawk may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measurement that do not reflect Mohawk’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The foreign exchange rate in effect as of September 29, 2012 of 1.2858 was used as a convenience rate for the translation of all Euro denominated amounts into U.S. dollars.

3. Accounting Policies

Following the Acquisition, Mohawk will conduct a review of the Marazzi Group’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification of the Marazzi Group’s results of operations or reclassification of assets or liabilities to conform to Mohawk’s accounting policies and classifications. As a result of that review, Mohawk may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed consolidated financial statements. During the preparation of these pro forma condensed consolidated financial statements, Mohawk was not aware of any material differences between accounting policies of the two companies (after the adjustment for certain Marazzi Group financial information from IFRS to U.S. GAAP, as discussed in Note 4 below or except as otherwise disclosed in these notes to the unaudited pro forma condensed consolidated financial statements) and accordingly, these pro forma condensed consolidated financial statements do not assume any material differences in accounting policies between the two companies.

4. Adjustments from IFRS to U.S. GAAP

The accompanying unaudited pro forma condensed consolidated financial statements were prepared based on the following historical financial information of the Marazzi Group:

•

The unaudited pro forma condensed consolidated balance sheet as of September 29, 2012 includes information from the historical unaudited consolidated balance sheet information of the Marazzi Group as at September 30, 2012, prepared using IFRS (refer to Exhibit 99.2 to the Current Report on Form 8-K filed by Mohawk on January 28, 2013 for the unaudited consolidated financial information of the Marazzi Group as of September 30, 2012), which was adjusted to reflect the Marazzi Group’s consolidated financial statements on a U.S. GAAP basis consistent with Mohawk. These adjustments to U.S. GAAP are unaudited;

•

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 includes information from the historical audited consolidated financial statements of the Marazzi Group for the year ended December 31, 2011, prepared using IFRS (refer to Exhibit 99.1 to the Current Report on Form 8-K filed by Mohawk on January 28, 2013 for the IFRS consolidated financial statements of the Marazzi Group for the year ended December 31, 2011), which were adjusted to reflect the Marazzi Group’s consolidated financial statements on a U.S. GAAP basis consistent with Mohawk. These adjustments to U.S. GAAP are unaudited; and

•

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 29, 2012 includes the historical unaudited consolidated financial information of the Marazzi Group for the nine months ended September 30, 2012, prepared using IFRS (refer to Exhibit 99.2 to the Current Report on Form 8-K filed by Mohawk on January 28, 2013 for the unaudited consolidated financial information of the Marazzi Group for the nine months ended September 30,

2012), which were adjusted to reflect the Marazzi Group’s consolidated financial statements on a consistent U.S. GAAP basis consistent with Mohawk. These adjustments to U.S. GAAP are unaudited.

(a)	Reflects adjustment to reverse increases to fair value permitted under IFRS to land and buildings. U.S. GAAP requires land and buildings to be recorded at historical cost and does not allow increases to fair value. The reversal of depreciation expense associated with the increase to fair value is reflected as a component of cost of sales.

(b)	Reflects adjustment to expense development costs that were capitalized under IFRS. U.S. GAAP requires that development costs are expensed as incurred. The adjustments to the unaudited pro forma condensed consolidated statements of operations reflect the net impact of current period expense under U.S. GAAP and the reversal of any amortization expense recorded in the corresponding period under IFRS.

(c)	Represents the estimated deferred taxes, tax liabilities, VAT expense, and income tax expense related to the U.S. GAAP adjustments reflected in the unaudited pro forma condensed consolidated financial statements.

(d)	Reflects other U.S. GAAP adjustments that are not individually significant.

At this time, Mohawk is not aware of any other differences between the Marazzi Group’s IFRS-based consolidated financial statements and financial information presented in accordance with U.S. GAAP that would have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements.

5. Preliminary allocation of purchase consideration to net assets acquired

Mohawk plans to acquire the Marazzi Group for a purchase price based on an enterprise value of €1,170 million ($1,504.4 million), adjusted for assumed indebtedness and other adjustments (for certain pension liabilities and cash, as well as the value of certain non-operational real estate owned by the Marazzi Group and other assets, management retention and incentive payments, transaction expenses of the Marazzi Group and certain other deductions). The preliminary allocation of purchase consideration to net assets acquired based on their estimated fair values as of September 29, 2012 is as follows (in thousands):

Enterprise value	$1,504,386
Less: Assumed indebtedness	910,454
Plus: Other adjustments	40,441

Total estimated consideration transferred	$634,373

Working capital	$424,385
Deferred tax assets and other assets	103,248
Property, plant and equipment, net	805,297
Internally developed software	19,287
Tradenames	257,160
Customer relationships	32,145
Equity method investments	18,139
Long-term debt, including current portion	(910,454)
Other long-term liabilities	(107,901)
Deferred tax liability	(170,489)
Noncontrolling interest	(5,514)

Net assets assumed	$465,303

Goodwill	$169,070

The total estimated consideration transferred of $634.4 million is expected to be paid 50% in cash ($317.2 million) and 50% in Shares ($317.2 million). The 3,368,591 Shares to be transferred as part of the estimated consideration is calculated by multiplying the total estimated consideration transferred by 50%, and dividing that result by the share price as of January 15, 2013 of $94.16. As the share price changes the number of shares transferred will change.

The consideration transferred and fair value of assets and liabilities are preliminary and the final determination will be based on (i) the fair values of assets acquired, including the fair values of inventories, property, plant and equipment, customer relationships, tradenames and other identifiable intangible assets, (ii) the fair values of liabilities assumed, and (iii) the fair value of common stock transferred, as of the date that the Acquisition is consummated. The excess of consideration transferred over the fair value of assets and liabilities acquired is allocated to goodwill. It was assumed that the book value approximated fair value for cash, accounts receivable, accounts payable and accrued liabilities, debt, and noncontrolling interest. The fair values will remain preliminary until Mohawk completes a final valuation of significant identifiable intangible assets acquired and determines the fair values of other assets and liabilities acquired. The final determination of fair values is expected to be completed as soon as practicable after consummation of the Acquisition. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial statements.

6. Proposed Financing Transactions

Mohawk intends to fund the cash portion of the total estimated consideration to be paid of $317.2 million, the settlement of the assumed debt of $910.5 million and transaction fees and expenses by using a combination of available cash and borrowings from the issuance of the notes and borrowing under the revolving portion of its existing senior credit facility. The following is a summary of the estimated funding related to the Acquisition (in thousands) before the payment of transaction expenses of $12.5 million:

Notes	$600,000
Additional borrowings under senior credit facility	301,600
Equity contribution (Shares)	317,187
Cash on hand	285,599

Total proceeds	$1,504,386

Mohawk expects to incur approximately $4.9 million in debt issuance costs related to the notes, which will be amortized to interest expense over the life of the notes.

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed consolidated financial statements may differ materially from the actual debt structure and interest rates incurred by Mohawk, which will be based on market conditions at the time of the debt financing.

7. Pro Forma Adjustments

(a)	This adjustment reflects the elimination of the historical goodwill and equity of the Marazzi Group.

(b)	These adjustments reflect the consideration transferred of $317.2 million in cash and $317.2 million in Shares. The number of Shares to be transferred will be based on the value of the Shares calculated as the average closing price for Mohawk common stock over a 30-day trading period ending the fourth day prior to closing. A ten percent decrease in the per share price would increase in the number of shares transferred by 374,288. A ten percent increase in the per share price would decrease the number of shares transferred by 306,236.

(c)	Upon consummation of the Acquisition and related financing transactions, on a pro forma basis, Mohawk expects to incur $901.6 million in additional debt to be comprised of $301.6 million of additional borrowings under the Company’s existing senior credit facility and $600.0 million in aggregate principal amount of the notes. Mohawk expects to incur $4.9 million in debt issuance costs in conjunction with the notes, which will be paid with existing cash on hand and is expected to be capitalized and amortized over the expected ten-year maturity. Finally, the adjustment reflects the expected interest expense to be incurred by Mohawk as a result of the new debt. The interest rate for the notes listed in the following table is an estimate. The interest rate incurred by Mohawk for the notes will be based on market conditions at the time the notes are issued. The interest rate for the senior credit facility is calculated as LIBOR plus 1.75% (1.96% as of January 13, 2013). As LIBOR is a variable rate, the interest rate used in the following table related to the senior credit facility is an estimate and the actual amount of interest expense incurred will be based on market conditions.

	Rate	Debt	Nine Months ended September 29, 2012	Year ended December 31, 2011
	(in thousands)
Composition of new debt and related interest expense
Notes	4.25%	$600,000	$19,125	25,500
Additional borrowings under senior credit facility	1.96%	301,600	4,434	5,911

Interest expense related to new debt		$901,600	23,559	31,411

Amortization new debt issuance costs			368	490

			$23,927	31,901

For each 1/8% (12.5 basis points) change in the estimated interest rate associated with the $901.6 million of additional debt incurred in connection with the Acquisition, interest expense would increase or decrease by $0.8 million and $1.1 million for the nine months ended September 29, 2012 and the year ended December 31, 2011, respectively.

(d)	Upon consummation of the acquisition and the issuance of the notes, Mohawk will extinguish substantially all of the debt of the Marazzi Group as of September 30, 2012, which consists of: (i) $74.2 million current portion of long-term debt, (ii) $750.2 million of long-term debt less current portion, and (iii) $86.0 million of accounts receivables factored in conjunction with the Marazzi Group’s securitization credit facility.

(e)	The $30.5 million increase in inventories and $284.1 million increase in property, plant and equipment reflect the estimated fair value of assets acquired from the Marazzi Group. For purposes of determining the impact on the unaudited pro forma condensed consolidated statements of operations, the fair value adjustment to property, plant and equipment is being depreciated over an estimated weighted-average useful life of 11 years resulting in additional depreciation expense of $9.0 million and $12.4 million for the nine months ended September 29, 2012 and the year ended December 31, 2011, respectively. The additional depreciation expense is reflected as a component of cost of sales and selling, general, and administrative expenses. Finally, the fair value adjustment to inventory of $30.5 million is reflected as an increase in cost of sales in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011.

(f)	Reflects the pro forma impact of the recognized intangible assets of the Marazzi Group. The preliminary estimate of the fair value of intangible assets and related amortization expenses is as follows (in thousands):

	Preliminary Fair Value	Estimated Weighted Average Life (years)	Amortization Expense for the Nine Months ended September 29, 2012	Amortization Expense for the Year ended December 31, 2011
Internally developed software	$19,287	3.0	$4,822	6,429
Customer relationships	32,145	13.0	1,855	2,473

	51,432		6,677	8,902
Less: Fintiles historical intangible assets and amortization	(30,644)		(4,765)	(6,353)

	20,788		1,912	2,549
Trade names	257,160	indefinite	–	–

Pro forma adjustments	$277,948		$1,912	2,549

The estimated fair value of the trade names was determined based on estimates of expected future cash flows using the relief from royalty method. The estimated fair value of the customer relationships was determined based on estimates of expected cash flows using the multi-period excess earnings method. The present value of future cash flows was then determined utilizing an estimate of the appropriate discount rate which is consistent with the uncertainties of the cash flows utilized. For purposes of preparing the unaudited pro forma condensed consolidated financial statements, Mohawk used publicly available information, market participant assumptions, the Marazzi Group’s existing cost and development assumptions, expected synergies and other cost savings that a market participant would be expected to realize as a result of the Acquisition and certain other high-level assumptions. Amortization expense is expected to be recorded on a straight-line basis over the expected life of the customer relationships which approximates expected future cash flows. The carrying value of the trade name and customer relationship assets will be periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs. The fair value of the internally developed software was determined to approximate book value and will be amortized on a straight-line basis.

(g)	Reflects the gross up of $86.0 million to the unaudited pro forma condensed consolidated balance sheet for the factored accounts receivable acquired from the Marazzi Group. As discussed in adjustment (d), upon consummation of the Acquisition and related financing transactions, Mohawk will extinguish substantially all of the debt of the Marazzi Group.

(h)	Reflects the cash payment of $17.2 million in transaction bonuses to be paid to certain members of management of the Marazzi Group within 60 days of the Acquisition closing date. In addition, certain members of the Marazzi Group management will receive restricted shares or units for a total value of $10.0 million, which will vest between the third and fifth anniversary of the closing date. As such, the related stock-compensation expense based on the graded-vesting method of $1.7 million and $2.2 million has been reflected in the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 29, 2012 and the year ended December 31, 2011, respectively.

(i)	Reflects the adjustment to fair value of the Marazzi Group’s assets held for sale.

(j)	Reflects the recognized goodwill which represents the excess of the preliminary consideration transferred over the fair value of the assets acquired and liabilities assumed. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, Mohawk will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is not expected to be deductible for tax purposes.

(k)	Mohawk estimates that its expenses for the Acquisition will be approximately $12.5 million. Expenses include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other various services necessary to complete the Acquisition. The unpaid Acquisition expenses are reflected in the unaudited pro forma condensed consolidated balance sheet as of September 29, 2012 as a reduction in cash and a charge to retained earnings of $12.5 million. As the Acquisition expenses will not have a continuing impact, the Acquisition expenses are not reflected in the unaudited pro forma condensed consolidated statements of operations.

(l)	Represents certain reclassifications to the historical presentation of the Marazzi Group to conform to the presentation used in the unaudited pro forma condensed consolidated financial statements.

(m)	Represents the estimated deferred taxes and income tax expense related to the adjustments reflected in the unaudited pro forma condensed consolidated financial statements. Tax expense was calculated using a blended statutory tax rate of approximately 30% for each of the adjustments to the unaudited pro forma condensed consolidated statements of operations except for the interest expense related to the notes which was tax effected using the United States federal statutory rate of 38.0%. A deferred tax liability of $176.8 million has been recorded using the blended statutory rate of approximately 30% based on the preliminary step-up value of $592.6 million that has been allocated to acquired inventories, property, plant, and equipment, and intangible assets.

DESCRIPTION OF THE NOTES

The following description of the general terms of the notes should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying prospectus. If this summary differs in any way from the “Description of Debt Securities” in the accompanying prospectus, you should rely on this summary.

General

Mohawk Industries, Inc. will issue $             aggregate principal amount of         % Notes due 2023 (the notes”) under an indenture dated January     , 2013, as supplemented by a supplemental indenture dated January     , 2013, between Mohawk Industries, Inc. and U.S. Bank National Association, as trustee, referred to as the “indenture.”

The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The following description of the provisions of the indenture is only a summary. You should read the entire indenture carefully before investing in the notes. You can obtain a copy of the indenture by following the directions under the caption “Incorporation of Certain Information By Reference” in this prospectus supplement.

Unless otherwise indicated, capitalized terms used in the following summary that are defined in the indenture have the meanings used in the indenture. As used in this “Description of the Notes,” references to “Mohawk” refer to Mohawk Industries, Inc. and do not, unless the context otherwise indicates, include Mohawk’s subsidiaries.

The notes will be a series of unsecured debt securities under the indenture. The amount of debt securities that Mohawk may issue under the indenture is unlimited. After completion of this offering, Mohawk may issue additional notes from the series of notes offered hereby without your consent and without notifying you. Any such additional notes will have the same ranking, interest rate, maturity date, redemption rights and other terms as the series of notes offered hereby. Any such additional notes, together with the series of notes offered hereby, will constitute a single series of debt securities under the indenture. Unless the context requires otherwise, references to “notes” for all purposes of the indenture and this “Description of the Notes” include any additional notes that are actually issued. The notes will be issued in principal amounts of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not have the benefit of a sinking fund.

Principal, Maturity and Interest

The notes will mature on                 , 2023 and will bear interest at the rate of         % per annum. Interest on the notes will be payable semi-annually, in cash, in arrears on                  and                  each year, commencing on                 , 2013, to the registered holders of record thereof at the close of business on the immediately preceding              and              of each year.

Interest on the notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance of the notes. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date falls on a day that is not a business day, the payment of the interest payable on such date will be made on the next business day, and no interest shall accrue on the amount of interest due on that interest payment date for the period from and after such interest payment date to the date of payment.

Ranking

The notes will be Mohawk’s senior unsecured obligations. Payment of the principal and interest on the notes will rank equally in right of payment with all of Mohawk’s existing and future unsecured and unsubordinated indebtedness and, to the extent Mohawk incurs subordinated indebtedness in the future, rank senior in right of payment to its subordinated indebtedness. To the extent Mohawk incurs secured indebtedness in the future, the notes will be effectively subordinated to any secured indebtedness of Mohawk, to the extent of the value of any assets securing such indebtedness.

Nearly all of Mohawk’s operations are conducted through its subsidiaries. Accordingly, Mohawk’s cash flow and its ability to service debt, including the notes, are entirely dependent upon the earnings of Mohawk’s subsidiaries and the distribution of those earnings to, or upon other payments of funds by those subsidiaries to, Mohawk. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available for such payments, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to Mohawk by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

Any right of Mohawk to receive assets of any of its subsidiaries upon their liquidation or reorganization, and the resulting right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that Mohawk is itself recognized as a creditor of such subsidiary, in which case Mohawk’s claims would be effectively subordinated to claims of that subsidiary’s creditors having security interests in the assets of such subsidiary and subordinated to any indebtedness of such subsidiary senior to that held by Mohawk.

Optional Redemption

Prior to                 , 2022 (90 days prior to the scheduled maturity of the notes), Mohawk may, at its option, redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date:

•	100% of the principal amount of the notes to be redeemed; and

•

as determined by an Independent Investment Banker, the sum of the present values of the principal amount and the remaining scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the applicable redemption date), discounted to the applicable redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus         %.

On or after                 , 2022 (90 days prior to the scheduled maturity of the notes), Mohawk may, at its option, redeem some or all of the notes at any time and from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the applicable redemption date.

The redemption prices will be calculated assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption prices, the following terms will have the meanings set forth below.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of the notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date,

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

•	if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the trustee after consultation with Mohawk.

“Reference Treasury Dealer” means (i) each of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case Mohawk will substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer and (ii) two other nationally recognized investment banking firms that are a Primary Treasury Dealer as selected by Mohawk.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third Business Day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Mohawk will mail notice of any redemption, at least 30 days but not more than 60 days before the applicable redemption date, to each holder of the notes. If Mohawk redeems less than all of the notes, the trustee will select the particular notes to be redeemed by lot, on a pro rata basis or by another method the trustee deems fair and appropriate.

Unless Mohawk defaults in the payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event (as defined below), unless we have exercised our right to redeem the notes as described above under “—Optional Redemption,” the indenture provides that each holder of notes will have the right to require us to repurchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”), subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which a Change of Control Triggering Event occurs, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first-class mail, a notice to each holder of notes at its registered address, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of notes electing to have notes repurchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Repurchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

Our ability to pay cash to the holders of notes following the occurrence of a Change of Control Triggering Event with respect to the notes may be limited by our then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The definition of Change of Control under the indenture includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

We will not be required to make a Change of Control Offer with respect to the notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer if it had been made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than an event of default resulting from failure to pay the Change of Control Payment.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For the purposes of this section, the following definitions apply:

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any person other than to our company or one of our subsidiaries; (2) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (other than our company or one of our subsidiaries) becomes the “beneficial owner” (as such terms are defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or the Voting Stock of any parent company (as defined below) or other Voting Stock into which our Voting Stock or the Voting Stock of any parent company is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) we or any parent company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, us or any parent company, in any such event pursuant to a transaction in which any of our outstanding Voting Stock, the Voting Stock of such parent company or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock or the Voting Stock of such parent company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; (4) the first day on which the majority of the members of our board of directors or the board of directors of any parent company cease to be Continuing Directors; or (5) the adoption of a plan relating to our liquidation or dissolution. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company (a “parent company”) and (ii) the holders of our Voting Stock or the Voting Stock of any parent company immediately prior to that transaction hold at least a majority of the Voting Stock of such parent company immediately following that transaction; provided that any series of related transactions shall be treated as a single transaction. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a related Rating Event.

“Continuing Director” means, as of any date of determination:

(1)	with respect to any member of the board of directors of Mohawk, any member who

(i)	was a member of such board of directors on the date of the initial issuance of the notes; or

(ii)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment; and

(2)	with respect to any member of the board of directors of any parent company, any member who

(i)	was a member of our board of directors on the date such parent company became our parent company; or

(ii)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment.

“Fitch” means Fitch Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category), a rating of BBB- or better by Standard & Poor’s (or its equivalent under any successor rating category) and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agency” means:

(1) each of Moody’s, S&P and Fitch, and

(2) if any of Moody’s, S&P or Fitch ceases to rate a series of notes or fails to make a rating of such series of notes publicly available for reasons outside of our control, a Substitute Rating Agency in lieu thereof.

“Rating Event” with respect to the notes means (i) the rating of the notes is lowered by at least two of the three Rating Agencies during the period (the “Trigger Period”) commencing on the earlier of the first public notice of (a) the occurrence of a Change of Control or (b) our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) and (ii) the notes are rated below an Investment Grade rating by at least two of the three Rating Agencies on any day during the Trigger Period. Notwithstanding the foregoing, a Rating Event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not publicly announce or confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, such Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event). Unless at least two of the three Rating Agencies are providing a rating for the Notes at the commencement of any Trigger Period, there will be deemed to have been a Rating Event with respect to the Notes during that Trigger Period.

“S&P” means Standard & Poor’s Financial Services LLC, and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our board of directors and reasonably acceptable to the trustee) as a replacement agency for any or all of Moody’s, S&P or Fitch, as the case may be.

“Voting Stock” solely as used in the definition of the term “Change of Control”, means, with respect to any person as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors (or other analogous managing body) of such person.

Special Mandatory Redemption

In the event that we do not complete our acquisition of Fintiles S.p.A. on or prior to January 25, 2014 or if, prior to that date, the Share Purchase Agreement with respect to the acquisition is terminated, we will be required to redeem all of the notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon to, but not including, the special mandatory redemption date. The “special mandatory redemption date” means the 30th day (or if such day is not a business day, the first business day thereafter) following the transmission of a notice of special mandatory redemption.

We will cause the notice of special mandatory redemption to be transmitted to each holder no later than five business days after the occurrence of the event triggering redemption. On or prior to the special mandatory redemption date, we will deposit with the trustee under the indenture an amount of money sufficient to pay the special mandatory redemption price, plus accrued and unpaid interest on all of the notes, and from and after that date the notes will cease to bear interest.

Restrictive Covenants

Some of the defined terms used in the following subsections are defined below under “—Definitions for Restrictive Covenants.”

Limitations on Liens

If, after the date of the indenture, Mohawk or any Consolidated Subsidiary shall incur any Debt secured by a Lien on any Principal Property or on any shares of capital stock of any Consolidated Subsidiary (in each case, whether now owned or hereafter acquired), Mohawk must secure the notes equally and ratably with (or prior to) such secured Debt, unless, after giving effect to the incurrence of such Debt and any simultaneous permanent repayment of any secured Debt, the aggregate amount of all Debt secured by a Lien on any Principal Property or on any shares of capital stock of any Consolidated Subsidiary, together with all Attributable Debt of Mohawk and its Consolidated Subsidiaries in respect of Sale and Leaseback Transactions involving Principal Properties, would not exceed 10% of the Consolidated Net Tangible Assets of Mohawk and the Consolidated Subsidiaries. The aggregate amount of all secured Debt referred to in the preceding sentence excludes any then existing secured Debt that has been secured equally and ratably with the notes. See “—Limitations on Sale and Leaseback Transactions” below.

This restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction or under the covenant “—Limitations on Sale and Leaseback Transactions” below, Debt secured by any of the following:

•

Liens on any property existing at the time of acquisition thereof (including by way of merger or consolidation); provided that any such Lien was in existence prior to the date of such acquisition, was not incurred in anticipation thereof and does not extend to any other property, and that the principal amount of Debt secured by each such Lien does not exceed the cost to Mohawk or such Consolidated Subsidiary of the property subject to the Lien, as determined in accordance with generally accepted accounting principles;

•	Liens in favor of Mohawk or a Consolidated Subsidiary;

•	Liens in favor of governmental bodies to secure progress or advance payments pursuant to any contract or provision of any statute;

•

Liens created or incurred in connection with an industrial revenue bond, industrial development bond, pollution control bond or similar financing arrangement between Mohawk or a Consolidated Subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency;

•

Liens on property to secure all or part of the cost of acquiring, substantially repairing or altering, constructing, developing or substantially improving the property, or to secure Debt incurred for any such purpose; provided that any such Lien relates solely to the property subject to the Lien and that the principal amount of Debt secured by each such Lien was incurred concurrently with, or within 18 months of, such acquisition, repair, alteration, construction, development or improvement and does not exceed the cost to Mohawk or such Consolidated Subsidiary of the property subject to the Lien, as determined in accordance with generally accepted accounting principles; and

•

any extension, renewal or replacement of any Lien referred to above; provided that such extension, renewal or replacement Lien will be limited to the same property that secured the Lien so extended, renewed or replaced and will not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement and that such principal amount of Debt so secured shall continue to be included in the computation in the first paragraph of this covenant and under the covenant “—Limitations on Sale and Leaseback Transactions” below to the extent so included at the time of such extension, renewal or replacement.

Limitations on Sale and Leaseback Transactions

Neither Mohawk nor any Consolidated Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property unless either of the following conditions are met

•

after giving effect thereto, the aggregate amount of all Attributable Debt with respect to Sale and Leaseback Transactions plus the aggregate amount of Debt secured by Liens incurred without equally and ratably securing the notes pursuant to the covenant “—Limitations on Liens” above would not exceed 10% of the Consolidated Net Tangible Assets of Mohawk and the Consolidated Subsidiaries; or

•

within 180 days of such Sale and Leaseback Transaction, Mohawk or such Consolidated Subsidiary applies to (a) the retirement or prepayment, and in either case, the permanent reduction, of Funded Debt of Mohawk or any Consolidated Subsidiary (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount) or (b) the purchase of other property that will constitute Principal Property, subject to certain limitations, an amount not less than the greater of

•	the Net Proceeds of the Sale and Leaseback Transaction; and

•	the fair market value of the Principal Property so leased at the time of such transaction.

This restriction will not apply to any Sale and Leaseback Transaction, and there will be excluded from Attributable Debt in any computation described in this covenant or above under the covenant “—Limitations on Liens” above with respect to any such transaction

•	solely between Mohawk and a Consolidated Subsidiary or solely between Consolidated Subsidiaries;

•

financed through an industrial revenue bond, industrial development bond, pollution control bond or similar financing arrangement between Mohawk or a Consolidated Subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency; or

•	in which the applicable lease is for a period, including renewal rights, of three years or less.

Definitions for Restrictive Covenants

“Attributable Debt” means, on the date of any determination, the present value of the obligation of the lessee for Net Rental Payments during the remaining term of the lease included in a Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the interest rate set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes on such date of determination, in either case compounded semi-annually.

“Net Rental Payments” means the total amount of rent payable by the lessee after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

“Consolidated Net Tangible Assets” means, on the date of any determination, the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from that net amount

•	all current liabilities, and

•	goodwill, trademarks, trade names, patents, unamortized debt-discount and other like intangibles,

in each case as set forth on the most recently available consolidated balance sheet of Mohawk and the Consolidated Subsidiaries, in accordance with generally accepted accounting principles.

“Consolidated Subsidiary” means a Subsidiary of Mohawk whose financial statements are consolidated with those of Mohawk in accordance with generally accepted accounting principles.

“Debt” means, at any time, (1) all obligations of Mohawk and each Consolidated Subsidiary, to the extent such obligations would appear as a liability upon the consolidated balance sheet of Mohawk and the Consolidated Subsidiaries, in accordance with generally accepted accounting principles, (a) for borrowed money, (b) evidenced by bonds, debentures, notes or other similar instruments, and (c) in respect of any letters of credit supporting any Debt of others, and (2) all guarantees by Mohawk or any Consolidated Subsidiary of Debt of others.

“Funded Debt” means (1) all Debt for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower (excluding any amount thereof included in current liabilities) and (2) all rental obligations payable more than 12 months from such date under leases that would be required to be capitalized in accordance with generally accepted accounting principles as in effect on the date of the indenture (such rental obligations to be included as Funded Debt at the amount so capitalized).

“incur” means to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an acquisition (by way of merger, consolidation or otherwise)), or otherwise become responsible for, contingently or otherwise.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention agreement having substantially the same economic effect as any of these.

“Net Proceeds” means, with respect to a Sale and Leaseback Transaction, the aggregate amount of cash or cash equivalents received by Mohawk or a Consolidated Subsidiary, less the sum of all payments, fees, commissions and expenses incurred in connection with such transaction, and less the amount (estimated reasonably and in good faith by Mohawk) of income, franchise, sales and other applicable taxes required to be paid by Mohawk or any Consolidated Subsidiary in connection with such transaction in the taxable year that such transaction is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes.

“Principal Property” means any mill, manufacturing plant, warehouse or other similar facility or any parcel of real estate or group of contiguous parcels of real estate owned or leased by Mohawk or any Consolidated Subsidiary and the gross book value, without deduction of any depreciation reserves, of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets.

“Sale and Leaseback Transaction” means any arrangement whereby Mohawk or any of its Subsidiaries has sold or transferred, or will sell or transfer, property and has or will take back a lease pursuant to which the rental payments are calculated to amortize the purchase price of the property substantially over the useful life of such property.

“Subsidiary” means any person of which Mohawk, or Mohawk and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own more than 50% of the Voting Stock.

Events of Default

The events of default for the notes are as specified in the accompanying prospectus under the heading “Description of Debt Securities—Events of Default.”

Legal Defeasance and Covenant Defeasance

The notes will be subject to Legal Defeasance and Covenant Defeasance on the terms and conditions provided in the accompanying prospectus under the heading “Description of Debt Securities—Legal Defeasance and Covenant Defeasance.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion describes the material United States federal income tax consequences and, in the case of a non-U.S. Holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of the notes. This discussion does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. This discussion applies to you only if you are a beneficial owner of notes that holds the notes as a capital asset (generally, investment property), and you acquire the notes for cash in this offering at its issue price. In addition, this summary does not address special United States federal income or estate tax rules that may be applicable to certain categories of beneficial owners of the notes, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States Holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations, passive foreign investment companies, regulated investment companies and real estate investment trusts, and shareholders of such corporations; and

•	entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts.

If you are an entity or arrangement classified as a partnership for United States federal tax purposes considering purchasing the notes, or a partner in such a partnership, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. You should consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of the notes.

This discussion is based on United States federal income and estate tax law, including the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this prospectus supplement. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of notes as set forth in this discussion. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, any ruling from the IRS or opinion of counsel with respect to the tax consequences of the purchase, ownership or other disposition of the notes. In addition, this discussion does not describe any United States federal tax consequences other than United States federal income tax consequences (and, in the case of non-U.S. Holders, certain United States federal estate tax consequences), such as gift tax consequences, or any United States state or local income or non-United States income or other tax consequences. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and non-United States income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holder

The following summary applies to you only if you are a United States Holder (as defined below). A “United States Holder” is a beneficial owner of notes that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•

a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

Additional Payments

Under certain circumstances, we may be obligated to pay amounts in excess of the stated principal of the notes. Although the matter is not free from doubt, we intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our position is not binding on the IRS. If the IRS successfully takes a contrary position, you would be required to treat any gain recognized on the sale or other disposition of the notes before the resolution of the contingencies as ordinary income rather than as capital gain and to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. You should consult your own tax advisor regarding the potential treatment of the notes as contingent payment debt instruments. The remainder of this summary assumes that the notes are not treated as contingent payment debt instruments.

Payments of Stated Interest

Stated interest on your notes will be included in your gross income and taxed as ordinary interest income at the time such interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of Notes

Upon the sale, redemption, retirement, exchange or other taxable disposition of the notes, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•

the amount realized on the disposition (less any amount attributable to accrued but unpaid stated interest, which will be taxable as ordinary interest income, to the extent not previously included in your gross income, in the manner described above under “—Payments of Stated Interest”); and

•	your adjusted tax basis in the notes, which generally will be their cost reduced by any payments on the notes other than stated interest payments.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if, at the time of the disposition, you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States Holder, under current law your long-term capital gain generally will be subject to a preferential rate of United States federal income tax. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

Additional Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder that is an individual, estate, or a trust that does not fall into a special class of trusts, will be subject to a 3.8% tax on the lesser of (1) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) as defined in Section 1411(c)(1) of the Code for the relevant taxable year and (2) the excess of such holder’s modified adjusted gross income for such taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include its interest income and its net gains from the disposition of the notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information Reporting and Backup Withholding

In general, information reporting requirements apply to payments to a non-corporate United States Holder of stated interest on the notes and the proceeds of a sale or other disposition (including a retirement or redemption) of the notes. Additionally, “backup withholding” (currently at a rate of 31%) may apply:

•	to any payments made to you of stated interest on your notes, and

•	to payment of the proceeds of a sale or other disposition (including a redemption or retirement) of your notes,

if you are a non-corporate United States Holder and you fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against your United States federal income tax liability (which may result in your being entitled to a refund of United States federal income tax), provided that correct information is timely provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a beneficial holder of a note and you are neither a United States Holder (as defined above) nor an entity or arrangement classified as a partnership for United States federal tax purposes (a “non-U.S. Holder”).

United States Federal Withholding Tax

Subject to the discussion below regarding backup withholding, United States federal withholding tax will not apply to payments of principal of and stated interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of stated interest:

•

you do not, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•

you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

•	you are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

•	such stated interest is not effectively connected with your conduct of a trade or business within the United States; and

•

you provide a signed written statement, on an IRS Form W-8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a “United States person” within the meaning of the Internal Revenue Code, and providing your name and address to:

(A)	us or our paying agent; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

The applicable Treasury regulations provide alternative methods for satisfying the foregoing certification requirement. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements of the “portfolio interest” exception described above, payments of stated interest made to you will be subject to 30% United States federal withholding tax unless you provide the applicable withholding agent with a properly executed (1) IRS Form W-8ECI (or other applicable form) stating that interest paid on your notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business within the United States, or (2) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

Any gain recognized upon a sale, exchange, retirement, redemption or other taxable disposition of your notes (other than any amount representing accrued but unpaid stated interest, which is treated as described immediately above) generally will not be subject to United States federal withholding tax.

United States Federal Income Tax

Except for the possible application of United States federal withholding tax discussed above, and subject to the discussion below regarding backup withholding, you generally will not have to pay United States federal income tax on payments of principal of and stated interest on your notes, or on any gain realized from (or accrued stated interest treated as received in connection with) the sale, exchange, redemption, retirement or other taxable disposition of your notes unless:

•

in the case of stated interest payments or disposition proceeds representing accrued stated interest, you cannot satisfy the requirements of the “portfolio interest” exception described above (and your United States federal income tax liability has not otherwise been fully satisfied through the United States federal withholding tax described above);

•

in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, generally will be subject to a flat 30% United

States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

•

any stated interest or gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business within the United States, and stated interest or gain in respect of your notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you), the stated interest or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a United States Holder (although the stated interest will be exempt from the withholding tax discussed in the preceding paragraphs if you provide to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, if you are a non-U.S. Holder that is a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under an applicable income tax treaty.

Information Reporting and Backup Withholding

Backup withholding and certain information reporting will not apply to payments made on the notes to you if you have provided to the applicable withholding agent the required certification that you are not a “United States person” within the meaning of the Internal Revenue Code as described in “—United States Federal Withholding Tax” above, provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person. However, the applicable withholding agent may be required to report to the IRS and to you payments of stated interest on the notes and the amount of United States federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such stated interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from the sale, exchange, retirement, redemption or other disposition of your notes may be subject, in certain circumstances discussed below, to information reporting and backup withholding (currently at a rate of 31%). If you sell your notes outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-United States office of a broker that is a “United States person” (as defined in the Internal Revenue Code) or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that you are not a United States person and certain other conditions are met or you otherwise establish an exemption. If you receive payment of the proceeds from a sale of your notes to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are not a United States person or you otherwise establish an exemption, provided that the broker does not have actual knowledge, or reason to know, that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied.

You should consult your own tax advisor regarding application of the backup withholding rules in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely provided to the IRS.

United States Federal Estate Tax

Unless otherwise provided in an applicable estate tax or other treaty, if you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

•

you actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	stated interest on your notes is effectively connected with your conduct of a trade or business within the United States.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us, Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of each of the underwriters named below, dated January     , 2013, we have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below:

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	$
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Total	$

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes being sold if any of the notes being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of, any debt securities covered by the registration statement of which this prospectus supplement forms a part or any other registration statement filed under the Securities Act for a period of 60 days from the date the notes are issued, except with the prior written consent of Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of         % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of         % of the principal amount of the notes to certain other dealers. After the initial offering, the public offering price, concession and discount may be changed. We will pay an underwriting discount of         % to the underwriters in connection with the offering of the notes.

We estimate that the expenses of the offering, exclusive of the underwriting discount, will be approximately $4.9 million and will be payable by us.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, affiliates of the underwriters, including Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, are lenders under our senior credit facility. Bank of America, N.A. is administrative agent under our senior credit facility. In addition, an affiliate of Barclays Capital Inc. acted as our financial advisor in connection with our acquisition of the Marazzi Group and will receive customary compensation in connection therewith.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented to us and agreed with us that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA, received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the notes will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Mohawk Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 (which is included in Management’s Report on Internal Control over Financial Reporting) have been incorporated by reference in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2011 have been incorporated by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Fintiles S.p.A. and subsidiaries as of and for the year ended December 31, 2011, incorporated in this prospectus supplement by reference from our Current Report on Form 8-K dated January 28, 2013, filed by the Company, have been audited by Deloitte & Touche S.p.A., independent auditors, as stated in their report dated April 11, 2012, which report expresses a qualified opinion due to the omission of comparative prior year financial information, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Mohawk Industries, Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

Purchase Contracts

Units

From time to time, we may offer to sell common stock, preferred stock (which we may issue in one or more series), debt securities (which we may issue in one or more series), warrants and purchase contracts, as well as units that include any of these securities. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for our common or preferred stock or other securities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “MHK”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus that contains specific information about the offering and the terms of the securities.

You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 29, 2012.

	Page		Page
Important Information About This Prospectus	1	Description of Debt Securities	6
Available Information	1	Description of Warrants	11
Incorporation of Certain Information by Reference	2	Description of Purchase Contracts or Units	12
Special Note on Forward Looking Statements and Risk Factors	2	Legal Ownership and Book-Entry Issuance	12
Company Summary	4	Ratio of Earnings to Fixed Charges	14
Description of Securities We May Offer	5	Use of Proceeds	14
Description of Common Stock	5	Validity of the Securities	14
Description of Preferred Stock	5	Experts	14

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. No person is authorized to give any information or represent anything not contained in this prospectus or any prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement or information incorporated by reference herein or therein, is current as of any date other than the date of such information. Our business, financial condition, results of operations and prospects may have changed since that date. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. We urge you to read this prospectus, any accompanying prospectus supplement and other offering material together with additional information described under the heading “Incorporation of Certain Information By Reference.”

In this prospectus, we refer to common stock, preferred stock, debt securities, warrants, purchase contracts and units collectively as the “securities.” The terms “we,” “our,” “ours” and “us” refer to Mohawk Industries, Inc. and our consolidated subsidiaries, except that in the discussion of the capital stock and related matters, these terms refer solely to Mohawk Industries, Inc. and not to any of its subsidiaries.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Current Report on Form 8-K filed with the SEC on January 20, 2012;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on January 29, 1992; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and before the termination of the applicable offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.mohawkind.com. You can also request those documents from our Corporate Secretary at the following address:

160 South Industrial Boulevard

Calhoun, Georgia 30701

(706) 629-7721

Except as expressly provided above, no other information, including information on our website, is incorporated by reference into this prospectus.

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS AND RISK FACTORS

Certain of the statements in this prospectus and the other documents incorporated by reference in this prospectus, particularly those anticipating future performance, business prospects, growth and operating strategies, proposed acquisitions, and similar matters, and those that include the words “believes,” “anticipates,” “forecast,” “estimates” or similar expressions constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties. The following important factors could cause future results to differ: changes in economic or industry conditions; competition; inflation in raw material prices and other input costs; energy costs and supply; timing and level of capital expenditures; timing and implementation of price increases for the Company’s products; impairment charges; integration of acquisitions; international operations; introduction of new products; rationalization of operations; tax, product and other claims; litigation; and other risks identified in Mohawk’s SEC reports and public announcements.

We do not have any intention or obligation to update forward-looking statements to reflect new information, future events or risks or the eventual outcome of the facts underlying the forward-looking statements. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur or to occur in a manner different from what we expect.

The risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2011 and as updated in any future filings with the SEC, could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time.

COMPANY SUMMARY

Mohawk Industries, Inc. (“Mohawk” or the “Company”), a term which includes the Company and its subsidiaries, including its primary operating subsidiaries, Mohawk Carpet, LLC, Dal-Tile Corporation and Unilin BVBA, is a leading producer of floor covering products for residential and commercial applications in the United States (“U.S.”) and residential applications in Europe. The Company is the second largest carpet and rug manufacturer and one of the largest manufacturers, marketers and distributors of ceramic tile, natural stone and hardwood flooring in the U.S., as well as a leading producer of laminate flooring in the U.S. and Europe. The Company is expanding its international presence through investments in Australia, China, Mexico and Russia. The Company has three reporting segments: the Mohawk segment, the Dal-Tile segment and the Unilin segment.

The Mohawk segment designs, manufactures, sources, distributes and markets its floor covering product lines, which include carpets, ceramic tile, laminate, rugs, carpet pad, hardwood and resilient, in a broad range of colors, textures and patterns for residential and commercial applications in both remodeling and new construction. The Mohawk segment markets and distributes its carpets, rugs, ceramic tile, laminate, hardwood and resilient under various brands. The Mohawk segment positions its products in all price ranges and emphasizes quality, style, performance and service. The Mohawk segment is widely recognized through its premier brand names, which include Mohawk®, Aladdin®, Mohawk ColorCenters®, Mohawk Floorscapes®, Portico®, Mohawk Home®, Bigelow®, Durkan®, Horizon®, Karastan®, Lees®, Merit® and SmartStrand®. The Mohawk segment markets and distributes soft and hard surface products through over 24,000 customers, which include independent floor covering retailers, home centers, mass merchandisers, department stores, commercial dealers and commercial end users. Some products are also marketed through private labeling programs. The Mohawk segment’s soft surface operations are vertically integrated from the extrusion of resin to the manufacturing and distribution of finished carpets and rugs.

The Dal-Tile segment designs, manufactures, sources, distributes and markets a broad line of ceramic tile, porcelain tile and natural stone products used in the residential and commercial markets for both remodeling and new construction. In addition, Dal-Tile sources, markets and distributes other tile related products. Most of the Dal-Tile segment’s ceramic tile products are marketed under the Dal-Tile® and American Olean® brand names and sold through independent distributors, home center retailers, individual floor covering retailers, ceramic specialists, commercial dealers and commercial end users. The Dal-Tile segment operations are vertically integrated from the production of raw material for body and glaze preparation to the manufacturing and distribution of ceramic and porcelain tile.

The Unilin segment designs, manufactures, sources, licenses, distributes and markets laminate and hardwood flooring used primarily in the residential market for both remodeling and new construction in Europe and the U.S. Unilin is one of the leaders in laminate flooring technology, having commercialized direct pressure laminate (“DPL”), a technology used in a majority of laminates today, and has developed the patented UNICLIC® glueless installation system and a variety of other new technologies, such as beveled edges, multiple length planks and new surface and finish features from which the company generates licensing revenue. Unilin sells its flooring products under the Quick-Step®, Columbia Flooring®, Century Flooring® and Mohawk brands through retailers, independent distributors and home centers. Unilin is one of the largest vertically-integrated laminate flooring manufacturers in the U.S. producing both laminate flooring and related high density fiberboard. In Europe, Unilin also produces roofing systems, insulation panels and other wood products. In 2011, Unilin began test marketing its Didit® click furniture line, a collection that can be assembled without any tools, in the United Kingdom with plans to introduce it to other geographic markets in the future.

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, preferred stock, debt securities, warrants, purchase contracts and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement and other offering material.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock, including our Restated Certificate of Incorporation, as amended, and Restated Bylaws, as amended, which we refer to as our Certificate of Incorporation and Bylaws, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Certificate of Incorporation and Bylaws. You should refer to, and read this summary together with, our Certificate of Incorporation and Bylaws to review all of the terms of our common stock that may be important to you.

Under our Certificate of Incorporation, we are authorized to issue a total of 150,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2011, we had 68,780,863 issued and outstanding shares of our common stock held by approximately 318 stockholders of record. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “MHK.”

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our Certificate of Incorporation provides that our board of directors is divided into three classes, consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors, with each class elected for staggered three-year terms expiring in successive years. Further, to amend, alter or repeal the provision of our Certificate of Incorporation related to the classification of the board of directors, our Certificate of Incorporation requires the approval of the holders of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock, voting together as a single class. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors. In addition, the holders of shares of our common stock are entitled to participate equally in dividends when our board of directors declares dividends on our common stock out of legally available funds. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. No shares of our common stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund.

DESCRIPTION OF PREFERRED STOCK

The following summary describes generally some of the terms of preferred stock that we may offer from time to time in one or more series. The specific terms of any series of preferred stock will be described in the applicable prospectus supplement and other offering material relating to that series of preferred stock along with any general provisions applicable to that series of preferred stock. The following description of our preferred stock, and any description of preferred stock in a prospectus supplement and other offering material, may not be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations, preferences and rights relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of the sale of the preferred stock. You should refer to, and read this summary together with, the applicable certificate of designations, preferences and rights and the applicable prospectus supplement and other offering material to review the terms of a particular series of our preferred stock that may be important to you.

Under our Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 60,000 shares of preferred stock, $0.01 par value per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

DESCRIPTION OF DEBT SECURITIES

General

The following description of the terms of the debt securities contains certain general terms that may apply to the debt securities. The specific terms of any debt securities will be described in one or more prospectus supplements relating to those debt securities and other offering materials we may provide.

The debt securities will be issued under an Indenture between us and a trustee to be entered into at or before the time of such offering. We refer to the form of Indenture, as may be supplemented from time to time, as the “Indenture.”

We have summarized below the material provisions of the Indenture and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the Indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities. Any reference to particular sections or defined terms of the Indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement.

The debt securities will be our direct general obligations and may be secured or unsecured.

The Indenture does not limit the amount of debt securities that we may issue. The Indenture allows us to reopen a previous issue of a series of debt securities and issue additional debt securities of that issue.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a result, claims of holders of the debt securities will effectively have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries. In addition, our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the debt securities to benefit as creditors of the company from such distribution) is junior to creditors of that subsidiary.

We may issue debt securities from time to time in one or more series. The debt securities may be denominated and payable in U.S. dollars or foreign currencies. We may also issue debt securities, from time to time, with the principal amount, interest or other amounts payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices, indices or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance. In addition, we may issue debt securities as part of units issued by us. All references in this prospectus, or any prospectus supplement to other amounts will include premium, if any, other cash amounts payable under the applicable indenture, and the delivery of securities or baskets of securities under the terms of the debt securities.

Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate.

The prospectus supplement and other offering materials we may provide relating to the particular series of debt securities being offered will specify the particular terms of, and other information relating to, those debt securities.

Some of the debt securities may be issued as original issue discount debt securities (the “Original Issue Discount Securities”). Original Issue Discount Securities bear no interest or bear interest at below market rates and will be sold at a discount below their stated principal amount. The prospectus supplement relating to an issue of Original Issue Discount Securities will contain information relating to United States federal income tax, accounting, and other special considerations applicable to Original Issue Discount Securities.

Holders may present debt securities for exchange or transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement and other offering material we may provide. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the Indenture.

Holders may transfer debt securities in definitive bearer form by delivery to the transferee. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities. See “Legal Ownership and Book-Entry Issuance” below.

We will generally have no obligation to repurchase, redeem, or change the terms of debt securities upon any event (including a change in control) that might have an adverse effect on our credit quality.

Events of Default

The following are events of default under the Indenture with respect to any series of debt securities:

•	failure to pay any installment of interest on such series of debt securities when due and the continuance of such failure for 30 days;

•	failure to pay principal of, or premium, if any, on such series of debt securities when due;

•	failure to deposit any sinking fund payment with respect to such series of debt securities when due and the continuance of such failure for 30 days;

•

failure to observe or perform any other covenant or agreement in such series of debt securities or the Indenture and the continuance of such failure for 60 days after receipt by Mohawk of notice of such failure, specifying such failure and requiring the same to be remedied, from the trustee or holders of at least 25% of the principal amount of such series of debt securities outstanding;

•	certain events of bankruptcy, insolvency or reorganization of Mohawk; and

•	any other event of default we may provide for that series of debt securities.

If an event of default with respect to the outstanding debt securities of a particular series occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of such series of outstanding debt securities may declare the principal amount of such series of debt securities to be due and payable immediately; provided that, in the case of certain events of bankruptcy, insolvency or reorganization, such principal amount, or portion thereof will automatically become due and payable without any action by the trustee or any holder. In the case of Original Issue Discount Securities, only a specified portion of the principal amount may be accelerated. However, at any time after an acceleration with respect to the debt securities of a particular series has occurred, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see “Modification and Waiver” below.

If the principal or any premium or interest on any debt security is payable in a currency other than U.S. dollars and such currency is not available to Mohawk for making payment due to the imposition of exchange controls or other circumstances beyond Mohawk’s control, Mohawk is entitled to satisfy its obligations to holders of such debt securities by making such payment in U.S. Dollars in an amount equal to the U.S. Dollar equivalent of the amount payable in such other currency, as determined by the trustee as provided in the Indenture. Any payment made under such circumstances in U.S. Dollars where the required payment is in a currency other than U.S. Dollars will not constitute an event of default under the Indenture.

Subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders have offered the trustee security or indemnity reasonably satisfactory to the trustee. Subject to such indemnification and certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of a particular series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of such series.

Other than with respect to a lawsuit for the payment of principal, premium, if any, and interest on any series of debt securities when due, the Indenture provides that no holder of such series of debt securities may institute any action against Mohawk under the Indenture without first complying with the conditions set forth in the Indenture.

Mohawk will furnish to the trustee an annual statement as to Mohawk’s performance of certain of its obligations under the Indenture and as to any default in such performance.

Modification and Waiver

Modifications and amendments of the Indenture with respect to any series of debt securities outstanding may be made by Mohawk and the trustee with the consent of holders of a majority in aggregate principal amount of such series, except that no such modification or amendment may, without the consent of the holder of each outstanding debt security of the applicable series affected thereby:

•

extend the stated maturity date of the principal of, or any installment of principal of or interest on, any such debt security, or reduce the principal amount of or the rate (or extend the time for payment) of interest on, or any premium payable upon the redemption of, any such debt security;

•	reduce the amount of principal payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on, any such debt security;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any such debt security;

•

reduce the percentage in aggregate principal amount of such series of outstanding debt securities, the consent of the holders of which is required for any amendment, supplemental indenture or waiver provided for in the Indenture;

•

modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding debt security of the series affected thereby;

•	cause any such debt security to become subordinate in right of payment to any other debt, except to the extent provided in the terms of such security; or

•

if such debt security provides that the holder may require us to repurchase or convert such debt security, impair such holder’s right to require repurchase or conversion of such debt security on the terms provided therein.

Mohawk and the trustee may also modify and amend the Indenture without the consent of any holder of debt securities in limited circumstances, such as clarifications and changes that would not adversely affect the holders.

The holders of a majority in aggregate principal amount of any series of outstanding debt securities may, on behalf of the holders of all such debt securities, waive Mohawk’s compliance with certain restrictive provisions of the Indenture or such series of debt securities. The holders of a majority in aggregate principal amount of any series of outstanding debt securities may, on behalf of the holders of all such debt securities, waive any past default under the Indenture, except a default in the payment of the principal of, or premium, if any, or interest on, such debt securities or in respect of any provision of the Indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected thereby.

Legal Defeasance and Covenant Defeasance

The Indenture provides that Mohawk may, at its option, elect to discharge its obligations with respect to any series of debt securities (“Legal Defeasance”). If Legal Defeasance occurs, Mohawk will be deemed to have paid and discharged all amounts owed under the applicable series of debt securities, and the Indenture will cease to be of further effect as to such series of debt securities, except that:

•

holders will be entitled to receive timely payments for the principal of, premium, if any, and interest on, such series of debt securities, from the funds deposited for that purpose (as explained below);

•

Mohawk’s obligations will continue with respect to the issuance of temporary debt securities, the registration of debt securities, and the replacement of mutilated, destroyed, lost or stolen debt securities of the applicable series;

•	the trustee will retain its rights, powers, trusts, duties, and immunities, and Mohawk will retain its obligations in connection therewith; and

•	other Legal Defeasance provisions of the Indenture will remain in effect.

In addition, Mohawk may, at its option and at any time, elect to cause the release of its obligations with respect to most of the covenants in the Indenture (“Covenant Defeasance”) with respect to any series of debt securities. If Covenant Defeasance occurs, certain events (not including non-payment events and bankruptcy, insolvency and reorganization events) relating to Mohawk described under “Events of Default” will no longer constitute events of default with respect to such series of debt securities. Mohawk may exercise Legal Defeasance regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance (each, a “Defeasance”) with respect to any series of debt securities:

(1) Mohawk must irrevocably deposit with the trustee, in trust, for the benefit of holders of the debt securities of such series, U.S. legal tender, U.S. government securities, a combination thereof or other obligations as may be provided with respect to such series of debt securities, in amounts that will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest on, the applicable series of debt securities on the stated date for payment or any redemption date thereof, and the trustee must have, for benefit of holders of such debt securities, a valid and perfected security interest in the obligations so deposited;

(2) in the case of Legal Defeasance, Mohawk must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

•	Mohawk has received from, or there has been published by, the Internal Revenue Service, a ruling, or

•	since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that holders of such series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Mohawk must deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that holders of such series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

(4) no default or event of default with respect to such debt securities may have occurred and be continuing under the Indenture on the date of the deposit with respect to such series of debt securities (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit); in addition, no event of default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter;

(5) the Legal Defeasance or Covenant Defeasance may not result in a breach or violation of, or constitute a default under any material agreement or instrument (excluding the Indenture) to which Mohawk or any of its subsidiaries is a party or by which Mohawk or any of its subsidiaries is bound;

(6) Mohawk must deliver to the trustee an officers’ certificate stating that the deposit was not made by Mohawk with the intent of preferring the holders of such debt securities over any other creditors of Mohawk or the intent to hinder, delay or defraud any other of its creditors;

(7) the Legal Defeasance or Covenant Defeasance may not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless that trust is qualified, or exempt from regulation, under that Act; and

(8) Mohawk must deliver to the trustee an officers’ certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an opinion of counsel confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) above.

If the amount deposited with the trustee to effect a Covenant Defeasance is insufficient to pay the principal of, premium, if any, and interest on, the applicable series of debt securities when due, then Mohawk’s obligations under the Indenture and such series of debt securities will be revived, and such Defeasance will be deemed not to have occurred.

Restrictive Covenants

We will describe restrictive covenants for any series of debt securities in the applicable prospectus supplement and other offering materials relating to such series of debt securities.

Consolidation, Merger, Conveyance, Transfer or Lease

Mohawk may not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to, any entity, unless:

•

Mohawk is the surviving entity or, if not, the successor entity formed by such consolidation or into which Mohawk is merged or which acquires or leases Mohawk’s assets is organized and existing under the laws of any U.S. jurisdiction and expressly assumes Mohawk’s obligations with respect to the debt securities and under the Indenture;

•	no default or event of default exists or will occur immediately after giving effect to the transaction; and

•	Mohawk has delivered to the trustee the certificates and opinions required under the Indenture.

Form, Exchange and Transfer

Mohawk will issue the debt securities only in fully registered form, without interest coupons. Unless provided otherwise in the prospectus supplement and the other offering materials relating to a particular series of debt securities, the debt securities will be issued in minimum denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of debt securities, but Mohawk may require payment of a sum sufficient to cover any tax or government charge payable in connection therewith. If any series of the debt securities are to be redeemed in part, Mohawk will not be required to issue, register the transfer of or exchange such series of the debt securities during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing or to register the transfer of or exchange any debt securities so selected for redemption in part, except the unredeemed portion of any debt securities being redeemed in part.

Mohawk will cause to be kept at the office of the registrar a register in which, subject to such reasonable regulations as it may prescribe, Mohawk will provide for the registration of the debt securities and registration of transfers of the debt securities. Mohawk initially will appoint the trustee at its corporate trust office as paying agent and registrar for the debt securities. Mohawk may vary or terminate the appointment of any paying agent or registrar, or appoint additional or other such agents or approve any change in the office through which any such agent acts. Mohawk will cause notice of any resignation, termination or appointment of the trustee or any paying agent or registrar, and of any change in the office through which any such agent will act, to be provided to holders of the debt securities.

The Trustee

All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities will be effected by the trustee or its agent at an office designated by the trustee at its corporate trust office.

The Indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an event of default under the Indenture, the trustee will exercise such rights and powers vested in it as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity reasonably satisfactory to the trustee.

The Indenture and provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of Mohawk, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with Mohawk or any of its affiliates. If the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

Affiliates of the trustee may serve as agents and lenders under our credit facilities or engage in other transactions with us from time to time

Governing Law

New York law governs the Indenture and will govern the debt securities.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock or preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants, if any, under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering, including, among others, the aggregate number of warrants offered, the exercise price of the warrants, the dates or periods during which the warrants are exercisable and any other specific terms of the warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information By Reference.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF PURCHASE CONTRACTS OR UNITS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of common stock and/or preferred stock at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock and/or preferred stock. The price per share and the number of shares may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of (a) stock purchase contracts and (b) warrants. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or require the holders of the stock purchase units to make periodic payments to us. These payments may be secured or unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specified manner.

The description in the applicable prospectus supplement and other offering material of any stock purchase contracts or stock purchase units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract agreement, which will be filed with the SEC if we offer stock purchase contracts or stock purchase units. For more information on how you can obtain copies of the applicable purchase contract agreement if we offer stock purchase contracts or stock purchase units, see “Incorporation of Certain Information By Reference.” We urge you to read the applicable purchase contract agreement and any applicable prospectus supplement in their entirety.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depository, who are called “participants.” Such accounts will be designated by the underwriters, dealers or agents with respect to the securities or by us if we directly offer and sell the securities. Ownership of global securities will be limited to the depository’s participants or persons that may hold interests through such participants. Ownership of global securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to ownership interests of participants) and records of the participants (with respect to ownership interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of global securities will not:

•	be entitled to have any of the individual securities of the series represented by such global security registered in their names;

•	receive or be entitled to receive physical delivery of any such securities in definitive form; and

•	be considered the owners or holders thereof under the applicable instrument defining the rights of the holders of the securities.

Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of us, our officers and directors or any paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such ownership interests.

We expect that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of global securities for such securities as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.

If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

The information in this section concerning the depository and its book-entry systems has been obtained from sources that Mohawk believes to be reliable, but Mohawk takes no responsibility for the accuracy thereof.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s consolidated ratios of earnings to fixed charges for each of the five years ended December 31, 2011 are as follows:

	Years Ended December 31,
	2007	2008	2009		2010	2011
Ratio of Earnings to Fixed Charges (unaudited) (1)	4.1	*	*	*	2.1	2.4

(1)	Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized plus interest within rent expense, which is estimated to be one-third of rent expense.
*	Due to a loss resulting from impairment of goodwill and intangible assets in 2008, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $1,273,848,000 to achieve a ratio of 1:1.
**	Due to warranty claims related to the performance of certain commercial carpet tile, the ratio was less than 1:1. The Company would need to generate additional earnings before income taxes of $76,805,000 to achieve a ratio of 1:1.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities for general corporate purposes.

VALIDITY OF THE SECURITIES

Alston & Bird LLP will pass upon the validity of any securities we offer by this prospectus and any prospectus supplement. If the validity of any securities is also passed upon by counsel for underwriters participating in an offering of securities offered by this prospectus and any prospectus supplement, the underwriters’ counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Mohawk Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        % Senior Notes due 2023

Senior Notes

P R O S P E C T U S     S U P P L E M E N T

Barclays	BofA Merrill Lynch	J.P. Morgan

SunTrust Robinson Humphrey	Wells Fargo Securities

            , 2013